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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                 (Name of Small Business Issuer in its Charter)


                  COL0RADO                               13-4093341
                  --------                               ----------
          (State of Incorporation)                   (I.R.S. Employer
                                                    Identification No.)


      521 West 23rd Street, 2nd Floor, New York, NY     10011
      ---------------------------------------------     ----------
        (Address of Principal Executive Offices)        (Zip Code)


                                 (212) 647-9223
                                 --------------
                           (Issuer's Telephone Number)



        Securities to be registered under Section 12(b) of the Act: None


           Securities to be registered under Section 12(g) of the Act:

                      Common Stock, no par value per share
                      ------------------------------------
                                (Title of Class)


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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

BACKGROUND

Showstar Online.com, Inc. (the "Company," "ShowStar" and sometimes "we," "us," "our" and derivatives of such words), formerly named Showstar Entertainment Corporation, was incorporated on July 14, 1995 in the State of Colorado as Cerotex Holdings, Inc. The Company commenced business as a developer of computer-based management systems and continued operations on a limited basis until March 18, 1998.

On March 19,1998, Barry Forward and Gino Punzo gained control of the Company through a cash purchase of Common Stock from founding stockholders. On April 23, 1998, the Company effected an agreement with all the stockholders of Showstar Entertainment Corporation (formerly Nucom Productions, Inc.), a Nevada Corporation ("Showstar/Nucom"), whereby the Company issued 3,367,000 shares of its no par Common Stock in exchange for 77% of the outstanding common stock of Showstar/Nucom.

In May 1998 the Company changed its name to Showstar Entertainment Corporation, assuming the name of its majority-owned subsidiary.

Effective August 25, 1998, the remaining 23% of Showstar/Nucom was acquired through issuance of 999,066 shares of the Company's Common Stock.

On June 18, 1999, the stockholders of the Company approved a change in corporate name to Showstar Online.com, Inc., which became effective on June 25, 1999.

From April 1998 to February 1999, the Company engaged in merchandising and event promotion in secondary markets in the Western United States and Canada. These operations were discontinued in February 1999.

The Company's United States headquarters and gallery operations are located at 521 West 23rd Street, 2nd Floor, New York, N.Y. 10011, telephone (212) 647-9223. The Company also maintains administrative offices in an office park at 90-10551 Shellbridge Way, Richmond, British Columbia, Canada V6X 2W9, telephone (604) 244-3966. The Company's fiscal year end is April 30.

GENERAL

Showstar Online.com, Inc. is a developer of Internet websites and e-commerce solutions. The Company has established a unique and scalable e-commerce infrastructure by developing and integrating several leading edge technologies. Showstar will design each of its unique websites to provide information-enriched content that is directed at lucrative target market segments.

The Company`s flagship website property is "Artstar.com," development of which commenced in May 1999. The Company launched e-commerce and

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retail activities on the website in December 1999 and thus commenced principal operations. A marketing and public relations program commenced in November 1999.

Through the website, the Company offers a variety of products and services under the domain name "Artstar.com." These are designed to attract viewer traffic to the site and to generate revenue for the Company. The products and services offered include auctions, authentication and appraisal consulting, buyer (corporate and individual) representation, and education in art, collectibles and restoration.

Currently, there are various websites on the Internet that provide art sales and auctions to collectors and aficionados, with offerings ranging from prints or lithographs to internationally renowned collections. In the past year, the leading auction houses, such as Sotheby's, Christie's and Butterfield and Butterfield, have invested significantly in the development of online auction platforms. The Company believes, however, that there are few, if any, websites providing a comprehensive scope of services in addition to online sales and auctions.

Via the Internet, the Company provides a variety of entertainment and education products and services to those interested in art and collectibles. The Company's revenues are derived from a variety of sources, including online auctions, appraisals & authentication, commissions, advertising, content licensing, various consulting services, and merchandising. All of the aforementioned products and services currently are marketed and sold on the ArtStar.com website.

Contemporaneously, the Company also is developing the capability for in-house on-line processing of credit cards and proprietary software applications developed during creation of the Artstar.com website.

PRINCIPAL PRODUCTS AND MARKETS

The Company has developed an Internet website (portal) to market art and related services. The site is known as Artstar.com and comprises the following three general areas of services.

INFORMATION SERVICES

ARTSTAR.COM EXPLORER: Contains biographical information on thousands of artists, tens of thousands of images, books, and related web links, all searchable, carefully cross-referenced and linked and e-commerce transaction enabled.

EVERYTHING ART - THE ARTSTAR.COM MAGAZINE: A forum for artists, art historians, art technicians and art lovers. Inside its pages you'll find reviews of national and international exhibits, current events related to art, antiques and auctions worldwide, as well as factual and entertaining articles covering many facets of art, from artistic creation to marketplace tips

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PROFESSIONAL SERVICES

In conjunction with Artstar.com Vice Presidents and experienced art experts Kenneth Jay Linsner and Abraham Joel, the Company offers a variety of art consulting services, including:

APPRAISAL SERVICES: Artstar.com's network of appraisers is well qualified and available across the country to provide accurate inventories and valuations of property.

MEDIATION SERVICES: Artstar.com offers mediation and "umpire" services in the realm of fine arts.

CORPORATE ART CONSULTING SERVICES: Artstar.com provides comprehensive art consulting services to a wide variety of corporate clients. This service is being managed by Connie Vick, the Company's senior corporate art consultant with over 18 years experience working with major corporations.

RESTORATION & CONSERVATION: Artstar.com's experienced conservation and restoration staff offer both practical suggestions for the collector, as well as professional advice on how to care for works of art, including technical information on the preservation of objects.

RETAIL & AUCTION SALES

SALE OF ART REPRODUCTIONS: Purchasing a reproduction of any of the tens of thousands of pieces of art contained within the Artstar.com reference databases is as simple as clicking on the image itself. New images and reproductions for sale are constantly being added. Currently over 20,000 reproductions are available.

SALE OF ORIGINAL WORKS AND LIMITED EDITION ART: The original works of a limited number of respected artists are currently available. Artstar.com intends to add numerous additional artists (see "Planned and In-Process Projects" below).

THE ARTSTAR.COM GIFT GALLERIA: Art is not limited only to fine art such as oil paintings. Artstar.com sends certain staff members to various countries throughout the world to seek out and secure items that are not only works of art but which also often have function. These items make perfect gifts and hundreds of them are available in the Artstar.com Gift Galleria.

ART-RELATED BOOKS: The Artstar.com bookstore contains new and rare art-related books. Hundreds of new volumes are added monthly. Artstar.com also has a large selection of fine press books.

DEVELOPMENT AFFILIATIONS

The Company has relationships with certain vendors that are intended to expand the products and services offered by the Company. The following lists those vendors and the products/services each provides:

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

            Vendor                          Product/Service
            ------                          ---------------
         Mindquake Software               Back-end Database Development

         Elecomm                          Auction Platform

         Oracle Corporation               Internet Commerce Server,
                                          Database technologies

         Shoptek E-Commerce               Catalog & Shopping Cart Software

         Tellan Software                  Transaction Processing Software

         Starcom/AT&T                     Site Hosting

         Tantalus                         E-Commerce Integration


The above vendors are providing technological services to the Company. The Company believes that while these companies are providing services integral to the success of the Company's intended operations, the failure of any of these companies would not have a material impact on the Company's ability to complete the development of its portal and commence operations. The Company believes that each of its technological relationships can be replaced with minimal interruption.

PLANNED AND IN-PROCESS PROJECTS

Showstar Online.com, Inc. is presently developing additional systems and services which will be offered to the market over the next 12 months. These product offerings will further enhance the Artstar.com website and, where appropriate, will be made available to third parties.

ONLINE TRANSACTIONS

In order to minimize the cost of processing transactions, Showstar is building a proprietary credit card transaction server. This will allow Showstar to offer the service to third parties, as well as to Artstar.com and artists, galleries and museums who wish to do their own credit card processing. This service is expected to come online in the second quarter of 2000.

SITE2SHOP.COM

In April 1999 the Company entered into an agreement with Site2Shop.com to develop an e-commerce site/solution that would be a seller of products and services. The first phase of the e-commerce solution is scheduled for launch in the second quarter of 2000.

ORIGINAL WORKS AND LIMITED EDITION ART

Artstar.com is forming relationships with umbrella organizations that bring together tens of thousands of artists whose works can be featured and sold on the Artstar.com website.

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CHINA JOINT VENTURE

Showstar has entered into a one-year agreement dated October 29, 1999, with Li Zhang to establish a joint venture in China. A copy of the agreement is filed as an exhibit to this Form 10-SB. The Company's intention is to open an Asian division of the Company`s art website Artstar.com. The Company intends to use this relationship to explore additional opportunities in that region.

It is expected that once the joint venture is finalized (which cannot be assured) and begins providing content for the Artstar.com website, it will operate out of offices in Hong Kong and Beijing, thus providing Artstar.com with a strong entry point into the Asian art market. It is intended that the joint venture will give Artstar.com's clients access to some of the more unique collections in China and lead to the establishment of Artstar.com exhibitions throughout Asia.

SUBSCRIPTION INFORMATION SERVICES

Artstar.com also is negotiating the online rights to one of the world's largest bodies of art auction sales records. This information includes the details of over 2 million auctions of art since 1953 and is vital information to anyone bidding on a serious work of art.

National Register Publishers, a division of Reed-Elsevier, Inc., has granted to Artstar.com the online publishing and online subscription rights for the 11,600 entry WHO'S WHO OF AMERICAN ART-TM-, the AMERICAN ART DIRECTORY-TM- and the OFFICIAL MUSEUM DIRECTORY-TM-.

ARTSTAR TRAVEL & TOURS

Artstar.com plans to offer domestic and international travel tours for the viewing and appreciation of art & collectibles in galleries, museums and studios, hosted and guided by art experts for the duration of the trip.

MARKETING AND ADVERTISING

As noted above, the Company believes that it's primary target market comprises high income and high net worth potential customers. It is these people who traditionally have been the most interested in the world of art and collectibles.

The Company is in the process of developing its marketing strategy for 2000 for Artstar.com. In connection therewith, it has retained Neale-May & Partners, a public relations firm based in Palo Alto, California experienced in bringing high tech companies to market. This program is being designed to build awareness of the Artstar.com name.

The Company has also retained the services of Bozell Worldwide Silicon Valley, an established advertising firm, to develop and implement the Company's advertising programs. This includes on and off-line advertising and will focus on media consistent with its target demographics.

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COMPETITION

There are a number of competitors to the Company, both online and offline. Some are better established and better financed. It is the Company's goal to create, in Artstar.com, a website with greater breadth and depth than any of the alternate sources for components of Artstar.com, both offline and online.

OFFLINE COMPETITION

Artstar.com's offline competition includes physical publications and physical galleries. Artstar.com seeks to enhance, rather than compete with, these traditional businesses by extending their reach to potential clients in new markets.

ONLINE COMPETITION

     Online competitors vary:

     To the dealer and advanced collector, Artnet.com, icollector.com and, more recently, Sothebys.com, have established presences.

     To the general consumer, Art.com is the current market leader with a focus on poster sales and framing. Art.com attracted roughly 400,000 visitors per month in the first quarter of 1999 and has experienced more than 40 percent growth in orders per month since January 1999.

     For art auctions, there are various sites, including Sotheby's and e-Bay (which has purchased Butterfield & Butterfield). Christie's recently changed its plans for online auctions from a full site to merely providing coverage and bidding on existing live auctions.

     Guild.com focuses mostly on crafts and claims over 6,000 visitors a day and average sale prices between $1,000 and $5,000.

     Additional art sites include sea-art.com (Morales Art Gallery), howgreattheart.com, watkinsbrothers.com, louvreart.com (Petit Louvre), wholesale-art.com, paintingclasses.com, karaartservers.ch, artprice.com and philamuseum.org. This is only a small sample of available sites.

     For general art searches, the major search engines are often used, as well as a variety of small "indexes" and resource sites, often "one-man-show" projects. Wwar.com is one example.

     For information on museums, artists and galleries, there are thousands of sites, most small and many difficult to find.

     Many art websites are redesigning and launching "second generation" versions.

DISTRIBUTION METHODS

In conducting auctions and on-line sales of artwork and other operations, the individual content supplier, such as artists and collectors, will be responsible for the packaging of the individual pieces. The Company will arrange the actual shipping of the pieces on

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"FOB origin" terms through transportation companies it intends to contract with. Accordingly, the buyers will be responsible for all freight and shipping costs. In order to reduce costs to the customer and facilitate shipping, the Company intends to enter into a contract with a shipper that provides for a per piece reduction in cost through high volume use.

In order to minimize any legal issues to the Company if there is a "fail to deliver", the Company intends to implement systems which monitors delivery. Additionally, it will adopt a refund policy that provides for delayed processing of credit card charges. The terms of sale will indicate the responsibilities of all parties regarding shipment of all pieces.

The Company has established a customer service group to field inquiries and to assist customers in resolving fulfillment concerns. Customer Service procedures include: e-mail acknowledgement of customer order; e-mail confirmation that item purchased has been shipping; e-mail follow-up thanking customer for business; and telephone follow-up to ensure customer satisfaction.

DISCONTINUED OPERATIONS

As noted above, until February 1999, the Company had been in the merchandising and event promotion businesses with its primary offices in Los Angeles, California. In connection therewith, the Company was planning to earn revenue from the promotion of entertainment events, primarily in show business in secondary event locations such as Native American Casinos, and from sales of merchandise, primarily T-shirts, manufactured from its plant in Culver City, California.

As part of its focus in the merchandising sector, the Company commenced exploration of various ways it could benefit from the proliferation of e-commerce. In September 1998, it entered into an agreement with a company whereby it would've been the exclusive distributor of standalone kiosks for Western United States. The kiosks were to be placed in high traffic areas and linked to a dedicated network that would offer merchandising, tickets to events and other products.

Realizing that its future should be focused on e-commerce development, and after incurring significant losses in the period from acquisition of its merchandising and event promotion subsidiary (April 27, 1998) to January 31, 1999, the Company initiated the process of discontinuing operations and phasing out its Los Angeles office. As of April 30, 1999, this process was substantially complete.

TRADEMARKS, COPYRIGHTS AND PROPRIETARY RIGHTS

Presently, the Company has not sought patent protection for its proprietary software system, although it may apply for patents on various aspects of its programs in the future. The Company, rather, will seek to maintain those proprietary rights by trade secret protection, copyright notices, non-competition and non-disclosure agreements with its employees and, as required, with its vendors. The Company may file for further copyrights and/or patents for its software program applications and obtain patents where cost-effective and feasible. There can be no assurance that meaningful proprietary

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protection can be attained as a result of such filing, and any proprietary rights that the Company could choose to protect through legal action may involve substantial costs.

The Company believes its core technical competence of computer programming and knowledge and expertise of the art and collectible market will allow it to maintain a leading edge product that will have value in the marketplace. The Company is in the process of obtaining federal trademark protection for use of the names "Artstar.com", "Everything Art" and other marketing brands related to the Company.

An initial response has been received from the Patent and Trademark Office refusing registration of the trademark "Artstar.com" because the mark is similar to a prior registered mark. The Company, however, intends to file a response to the refusal to register and to prosecute its trademark application with respect to the mark "Artstar.com" on the basis that its mark is distinguishable from the prior registered mark by reason of the Company's addition of a design element (consisting of a stylized A and a star) used in conjunction with the mark, and the differing and non-competitive nature of the Company's goods and services in comparison with the goods and services associated with the prior registered mark. If, following the Company's response, registration of the mark is ultimately refused, the Company may appeal to the Trademark Trial and Appeal Board, which has the final authority to determine whether the Company is entitled to secure registration of its mark. It is uncertain, however, whether such an appeal would result in a favorable outcome.

No response has been received by the Company from the Patent and Trademark Office with respect to the Company's other pending trademark applications.

GOVERNMENT REGULATION

The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations. Moreover, there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The enactment of any such laws or regulations in the future may slow the growth of the Internet, which could in turn decrease the demand for the Company's services and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

The Company currently has 20 full-time employees, of which 6 are in administration/management, 6 are in sales and marketing, 8 are in programming and related activities. In addition, the Company currently utilizes the services of approximately 25 full-time and part-time

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independent contractors, of which 5 are in administration, 6 are in sales and marketing and 24 are in programming and related activities.

RISK FACTORS

Readers should carefully consider the risks described below before deciding whether to invest in shares of the Company's Common Stock.

If the Company does not successfully address the risks described below, there could be a material adverse effect on the Company's business, financial condition and results of operations. The trading price of the Company's Common Stock also could decline significantly, in which event an investor could lose all or part of the investment. The Company cannot assure any investor that it will successfully address these risks.

THE COMPANY HAS A LIMITED OPERATING HISTORY UPON WHICH AN INVESTOR CAN EVALUATE IT.

The Company has only a limited operating history upon which a potential investor can evaluate our business and prospects. The Company commenced operations in December 1999 (previous operations have been discontinued).

The Company does not have historical financial data for any significant period of time on which an investor can base an evaluation of the Company's performance and an investment in its Common Stock. An investor should consider the Company's prospects in light of the risks, expenses and difficulties the Company may encounter as an early stage company in the new and rapidly evolving market for electronic commerce services.

THE COMPANY'S BUSINESS STRATEGY TO DEVELOP AND EXPAND ITS REVENUE SOURCES MAY NOT BE PROFITABLE.

The Company's business strategy is to develop and expand its revenue sources in e-commerce/art portal operations on the Internet. The Company can neither assure the investor that it will be able to do this or that providing these services will be profitable. Currently the Company's revenues are primarily generated from sales of art, collectibles and related services. In the future, the Company intends to generate increased revenues from multiple sources, many of which are unproven, including the commercial sale of other content which may or may not be art-related, and advertising on the Internet. The Company expects its revenues for the foreseeable future will be dependent on, among other factors:

     -    Sale of art and collectibles
     - Offering of appraisal, authentication and restoration services in art and collectibles
     -    User traffic levels
     - Offering of art-related products, such as chat rooms, virtual tours, publications
     -    Sale of Internet advertising and sponsorships
     -    Expansion of service offerings in the aforementioned areas
     -    Acquisition of content

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     -    The effect of competition, the regulatory and tax environment, ISP rates, and transmission costs on our prices.
     - The ability of the Company to effectively compete with other companies, some with greater financial resources, offering services in the same manner - such as auction platforms, sales of art, chat rooms and publications. Well-established traditional auction houses such as Sotheby's and Butterfield & Butterfield have initiated auction services online. Companies such as Artnet.com have already established themselves in the use of e-commerce to market and sell art, though their offerings may be directed at a different market demographic than the Company's.
     - The ability of the Company to adopt fulfillment/delivery methods that satisfactorily address customer needs. This will significantly impact customer loyalty and the customer database.

THE COMPANY CANNOT ASSURE INVESTORS THAT A MARKET FOR ITS PRODUCTS AND SERVICES WILL DEVELOP.

The Company is uncertain whether a market will develop for its on-line offering of art and collectibles and related services. The use of e-commerce for art and collectibles is new and rapidly evolving. Additionally, the market for on-line appraisal and authentication services is without any significant precedent. The Company's ability to sell its services to new users may be inhibited by, among other factors, the reluctance of some users to switch from traditional offerings of the aforementioned products and services to the use of e-commerce. The Company will need to devote substantial resources to educate and inform users about the benefits of its products and services. This will include the devotion of both manpower and financial resources for marketing, advertising and public relations. Potential users may be reluctant to acquire art or use the Company's services due to a lack of proven credibility for these services on-line. As a result, the Company may not be able to generate revenues or attract significant numbers of users in the future.

OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED GROWTH IN USE OF THE INTERNET FOR E-COMMERCE.

If the market for e-commerce, in general, and the Company's services in particular does not grow at the rate the Company anticipates, the Company will not be able to increase its number of users or generate revenues at the rate it anticipates. To be successful, on-line art and collectible services require validation as an effective, quality means of rendering such services and as a viable alternative to traditional services in the Company's primary industry. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional service for various reasons including:

     -    Traffic congestion on the Internet.
     -    Potentially inadequate development of the necessary infrastructure.
     -    Lack of acceptable security technologies.
     -    Inconsistent quality or speed of service.

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     -    Lack of timely development and commercialization of performance improvements.
     -    Unavailability of cost-effective, high-speed access to the Internet

If Internet usage continues to grow, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's portal and its services, could be adversely affected.

IF ESTABLISHMENT OF THE ARTSTAR.COM NAME AMD SITE IS NOT SUCCESSFUL, THE COMPANY MAY NOT BE ABLE TO IMPLEMENT ITS STRATEGY OF BECOMING A LEADING ART AND COLLECTIBLES PORTAL.

To become a leading portal in its primary industry, the Company must establish and strengthen the brand awareness of the Artstar.com name. If the Company fails to create and maintain brand awareness, it could be unable to attract sufficient Web traffic, which would reduce its attractiveness to advertisers. Brand recognition may become more important in the future with the growing number of Internet sites offering similar products and services.

IF THE COMPANY FAILS TO ESTABLISH APPROPRIATE STRATEGIC ALLIANCES, IT MAY NOT BE ABLE TO SUFFICIENTLY INCREASE ITS SALES, OR COST-EFFECTIVLEY MARKET ITS PRODUCTS.

The Company believes that its success depends, in part, on its ability to develop and maintain relationships with leading Internet companies, content providers and marketing firms that will market and promote the Company's services and build brand awareness. If the Company is unable to establish and maintain these relationships, it may not be able to increase sales of its services and it may lose users.

THE COMPANY WAS, UNTIL RECENTLY, A DEVELOPMENT STAGE COMPANY WITH A HISTORY OF LOSSES; THE COMPANY ANTICIPATES THAT SUCH LOSSES WILL CONTINUE.

The Company has incurred significant losses since inception, and expects to continue to incur significant losses for the foreseeable future. It reported a net loss of approximately $3.1 million for the six months ended October 31, 1999 and a net loss of approximately $3.4 million for the year ended April 30, 1999, including $.8 million from discontinued operations. As of October 31, 1999, the Company reported an accumulated deficit of approximately $6.6 million. In addition, the Company has not generated any revenues (excluding discontinued operations) since its inception. The first phase of its art portal was launched in October 1999 with full operations having commenced on December 7, 1999. It is not known whether revenues over the next 12 to 18 months will be sufficient to infer any conclusions as to the success of its art portal. In addition, the Company expects operating expenses, primarily in the content acquisition and marketing areas, and capital expenditures to increase significantly as it develops and expands its

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business. As a result, the Company will need to generate significant revenues to become profitable. In order to generate revenues, it needs to add users, thereby increasing the fees and usage charges that it collects and enabling it to generate additional advertising and sponsorship revenues as well as direct marketing revenues. If the company does not produce revenues as much as it expects, or if expenses increase at a greater pace than revenues, it may never be profitable or, if it becomes profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis.

THE COMPANY NEEDS ADDITIONAL CAPITAL TO FINANCE ITS OPERATIONS AND EXPANSION IN THE FUTURE.

The Company intends to continue to enhance and expand its art portal services in order to maintain competitive position and meet the increasing demands for service quality, content offerings and competitive pricing. Also, the portal requires significant marketing and promotional expenditures. The Company expects that cash flow from operations, if any, will not be sufficient to meet capital expenditure and working capital requirements and therefore the Company will need to raise additional capital from other sources. If the Company is unable to obtain additional capital, it may be required to reduce the scope of its business or anticipated growth, which would reduce revenues.

THE COMPANY MAY BE UNABLE TO MANAGE EFFECTIVELY ITS EXPANSION AND ANTICIPATED GROWTH.

The Company anticipates rapid growth. This growth is likely to place a significant strain on the Company's managerial, operational and financial resources. To manage its growth, it must continue to implement and improve operational and financial systems, as well as managerial controls and procedures. It cannot assure an investor that it has made adequate allowances for the costs and risks associated with this anticipated expansion, that its systems, procedures or controls will be adequate to support operations or that management will be able to successfully offer and expand services. If it is unable to effectively manage its expanding operations, revenues may not increase, its cost of operations may rise and it may not be profitable.

POTENTIAL FLUCTUATIONS IN QUARTERLY FINANCIAL RESULTS MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR FUTURE PERFORMANCE.

Quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include:

     - The rate at which the Company is able to attract users to purchase or subscribe to its services.
     - The amount and timing of expenses to enhance marketing and promotion efforts and to expand the Company's infrastructure.
     - The announcement or introduction of new or enhanced services by the Company or its competitors.
     -    Technical difficulties or network interruptions.
     - General economic and competitive conditions specific to the Company's industry.

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The Company believes that quarter-to-quarter comparison of its historical operating results may not be a good indication of future performance, nor would operating results for any particular quarter be indicative of future operating results. It is likely that in some future periods operating results will be below the expectations of public market analysts and investors. If this happens, the trading price of the Company's Common Stock likely would fall.

OUR NETWORK MAY NOT BE ABLE TO ACCOMMODATE OUR CAPACITY NEEDS.

The Company expects the volume of traffic to its portal to increase significantly as it expands its operations and service offerings. Its portal may not be able to accommodate this additional volume. In the event that the existing infrastructure is not able to handle additional traffic, the Company may have to enter into agreements for increased capacity. If the Company is unable to maintain sufficient capacity to meet the needs of its users, its reputation could be damaged and it could lose users.

WE FACE A RISK OF FAILURE OF COMPUTER AND COMMUNICATIONS SYSTEMS USED IN OUR BUSINESS.

The Company's business depends on the efficient and uninterrupted operation of our computer and systems and server as well as those that connect to our server. The Company's systems and those that connect to it are subject to disruption from natural disasters or other sources of power loss, communications failure, hardware or software malfunction, network failures and other events both within and beyond the Company's control. Any system interruptions that cause the Company's services to be unavailable, or difficulties for users in communicating through the Company's server or portal, could damage its reputation and result in a loss of users.

THE COMPANY'S COMPUTER SYSTEMS AND OPERATIONS MAY BE VULNERABLE TO SECURITY BREACHES.

The Company's computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches, which could cause interruptions, delays or loss of services to its users. The Company believes that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in its services. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology the Company uses to protect user transaction data. A party that is able to circumvent the Company's security systems could misappropriate proprietary information or cause interruptions in its operations. Security breaches also could damage the Company's reputation and expose it to a risk of loss or litigation and possible liability. The Company cannot guarantee that its security measures will prevent security breaches.

THE COMPANY'S FUTURE SUCCESS DEPENDS ON ITS KEY MANAGEMENT AND TECHNICAL PERSONNEL.

The Company's future success depends, in significant part, on the continued service of its senior management team and key technical personnel, as well as its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and the Company cannot assure investors that it can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel. The inability to attract and retain qualified personnel would substantially impair the Company's ability to manage its operations and growth.

THE COMPANY RELIES ON DIFFERENT CONTENT SUPPLIERS TO FULFILL AUCTION AND ART SALES.

The Company relies, in certain instances, on independent content suppliers to deliver or ship art and collectibles to buyers through the Company's portal. In addition, the Company uses independent shippers to ship to Artstar.com customer around the world. While the Company has adopted returns and credit policies and has procured insurance to ameliorate any problems with a customer and mitigate any financial damage to the Company, inappropriately shipped art and collectibles may result in costly and irreparable damage to a work of art and cause loss of reputation and credibility. Additionally, any disruption in shipping caused by such things as labor stoppage, catastrophe, political insurrection may impact sales and the Company's profitability.

THE COMPANY'S PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON ITS PROPRIETARY TECHNOLOGY.

The Company's profitability could suffer if third parties infringe upon its intellectual property rights or misappropriate its technologies and trademarks for their own businesses. To protect the Company's rights to its intellectual property, the Company relies on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with its employees, affiliates, strategic partners and others. The Company does not currently own any issued patents or trademarks. It has pending applications for trademarks in the United States . The protective steps it has taken may be inadequate to deter misappropriation of its proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Effective trademark, copyright and trade secret protection may not be available in every country in which it offers or intends to offer its services. Failure to adequately protect its intellectual property could harm its brand, devalue its proprietary content and affect its ability to compete effectively. Further, defending the Company's intellectual property rights could result in the expenditure of significant financial and managerial resources.

THE COMPANY'S SERVICES MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF
OTHERS.

Third parties may assert claims that the Company has violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. The Company incorporates licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to indemnify the Company with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot give any assurances that these provisions will be adequate to protect it from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

OPERATING INTERNATIONALLY EXPOSES THE COMPANY TO ADDITIONAL AND UNPREDICTABLE RISKS.

The Company intends to enter additional markets and to expand its operations outside the United States. Additionally, the Company conducts its administrative and technical operations in Richmond, Canada. International operations are subject to inherent risks, including:

     -    Potentially weaker protection of intellectual property rights.
     -    Political instability.
     -    Unexpected changes in regulatory requirements and tariffs.
     -    Fluctuations in exchange rates.
     -    Varying tax consequences.
     - Uncertain market acceptance due to language differences and other factors.
     -    Different laws regarding content and protection of art.
     -    Censorship in readership.

INTENSE COMPETITION COULD REDUCE THE COMPANY'S MARKET SHARE AND HARM ITS FINANCIAL PERFORMANCE.

Competition in the market for art and collectible auctions and sales is becoming increasingly intense and is expected to increase significantly in the future. The Company expects competition from companies in the traditional auction market "going on-line" as well as from established Internet auction platforms will have an impact on its business. Many of the Company's existing competitors and potential competitors have longer operating histories, broader portfolios of services, greater financial management and operational resources, greater brand-name recognition and customer loyalty, larger subscriber bases and more experience than the Company has. If the Company is unable to provide competitive service offerings, it may lose existing users and be unable to attract additional users. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry.

THE COMPANY MAY NOT BE ABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES ON THE INTERNET.

The Internet is subject to rapid technological change. Accordingly, the Company cannot predict the effect of technological changes on its business. In addition, widely accepted standards have not yet developed for the technologies the Company uses. The Company expects that new services and technologies will emerge in the market in which it competes. These new services and technologies may be superior to the services and technologies that the Company employs, or these new services may render its services and technologies obsolete. To be successful, the Company must adapt to its rapidly changing market by continually improving and expanding the scope of services it offers and by developing new services and technologies to meet customer needs. The Company's success will depend, in part, on its ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. Furthermore, the Company will need to spend significant amounts of capital to enhance and expand its services to keep pace with changing technologies.

POSSIBLE VOLATILITY OF THE COMPANY'S STOCK PRICE COULD ADVERSELY AFFECT ITS SHAREHOLDERS.

The market price of the Company's Common Stock is highly volatile and could be subject to wide fluctuations in response to factors such as:

     - Actual or anticipated variations in quarterly operating results or those of competitors;
     - Announcements by the Company or its competitors of technological innovations;
     -    New products or services;
     -    Changes in financial estimates by securities analysts;
     -    Conditions or trends in the Internet industry;
     -    Changes in the market valuations of other Internet companies;
     - Announcements by the Company or its competitors of significant acquisitions;
     -    Strategic partnerships or joint ventures;
     -    Additions or departures of key personnel;
     -    Sales of the Company's capital stock.

Many of these factors are beyond the Company's control and may materially adversely affect the market price of the Company's Common Stock regardless of the Company's financial performance.

Investors may not be able to resell their shares of the Company's Common Stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. The trading prices of many Internet related and technology companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. The Company cannot give any assurances that its stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that address, among other things: e-commerce strategy; communications strategy; development of services; expansion strategy; use of proceeds; projected capital expenditures; liquidity; development of additional revenue sources; development and expansion of alliances; market acceptance of Internet telephony; technological advancement; ability to develop "brand" awareness and global expansion. These statements may be found in the sections of this Form 10-SB entitled "Business" "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in this Form 10-SB generally. Our actual results could differ materially from those anticipated in these forward-looking statements as of result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this Form 10-SB.

The Company urges readers to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. The Company does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market data and forecasts used in this Form 10-SB, including, for example, estimates of growth in the Internet, have been obtained from independent industry sources. Although the Company believes that these sources are reliable, it does not guarantee the accuracy and completeness of historical data obtained from these sources, and has not independently verified these data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

THE COMPANY HAS NO PLANS TO PAY DIVIDENDS.

The Company has never declared or paid any cash dividends on its capital stock. The Company does not anticipate paying any cash dividends on its capital stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance its operations and to expand its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements and other factors that the Company's Board of Directors considers appropriate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

The Company is projecting a loss for it's upcoming fiscal Year ending April 30, 2000. In addition, it is anticipating losses and cash flow deficits from operations for at least the next 12 months. It is expected that this loss and cash flow deficit will be caused primarily by:

          -    development completion costs
          -    startup, including personnel, costs
          -    marketing costs
          -    content acquisition and development costs

The Company estimates that a total of $9,063,000 will be spent on the aforementioned categories. The amount projected to be spent on each category is as follows:

         Technical Development Costs,
           including hardware and software                    $1,317,000
         Start-up Costs                                        2,232,000
         Marketing Costs                                       5,514,000
                                                              ----------
                                                              $9,063,000
                                                              ==========

These amounts exclude any revenues to be received over the next 12 months, which are estimated to be approximately $3,000,000.

The Company launched it's art portal in October 1999 and commenced full operations in December 1999. Contemporaneous with the launch of these operations, the Company implemented an advertising and publicity campaign to establish and increase awareness of the portal within it's targeted demographic market - affluent art aficionados. Consistent with other Internet marketing organizations, expenditures are heavily weighted in favor of the marketing effort. The company realizes that these expenditures are necessary in order to develop a profitable Internet operation by allowing it to compete for brand awareness more effectively.

The Company also expects to continue searching for and developing content that either complements or is synergistic with it's existing content. At the present time it is difficult for the Company to determine in detail, the nature, source or value of the content it will attempt to acquire. In the event that the Company targets a content acquisition or licensing content candidate, it will in all likelihood require funding in addition to the funding required for marketing and technical development costs.

The Company does not currently have sufficient financial resources to meet the aforementioned funding requirements. Accordingly, the Company currently is seeking funding from outside sources. At the date of filing this Form 10-SB, the Company has no firm commitments from anyone to provide additional funding to the Company. Any funding that is obtained may take the form of debt or equity or a combination thereof.

Should the Company not obtain funding sufficient to successfully complete the operating plan described above, the Company intends to respond in the following order:

     -    First and immediately, reduce marketing expenditures;
     -    Next, reduce the size of its operations;
     -    Last, reduce the resources allocated to technical development.

FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this Form 10-SB are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations. The following discussion and the section entitled Risk Factors, describes some, but not all, of the factors that could cause these differences.

ADDITIONAL EMPLOYEES REQUIRED

The launch of Artstar.com has created a need for additional staffing in the technical (inputting of content), technical development, customer service and financial areas. While demand for Internet skill-oriented personnel is currently high, the Company believes that with its geographic location and implementation of incentive and fringe benefit programs, it will be able to retain its existing staff and compete effectively for additional personnel.

YEAR 2000 COMPLIANCE

The "Year 2000 issue" results from computer systems and programs using two digits (rather than four) to identify a given year. Computer systems that have time sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations or other computer errors causing disruptions of operations. The potential for failures encompasses all aspects of our business, including our computer systems and IP network, and could cause, among other things, disruptions in the operation of the Internet and the Artstr.com portal and a temporary inability to engage in normal business activities.

SHOWSTAR'S STATE OF READINESS

The Company may be affected by the Year 2000 issue related to its information technology (IT) systems and non-IT systems operated by the Company or third parties.

The Company's non-IT systems include:

          -    Internal telephone systems
          -    Lease office spaces
          -    Office equipment

The Company believes that all hardware and software acquired by it in connection with the development of Artstar.com is Y2K compliant. However it is currently developing and implementing testing and validation procedures for all software, hardware and other IT and non-IT systems that it believes may be affected by Year 2000 issues. The Company also believes that the IT systems that it has developed internally to operate its business are Year 2000 compliant because all of the software code for the systems that have been internally developed is written with four digits to define the applicable year. It expects, prior to December 31, 1999, to resolve any Year 2000 compliance issues relating to off-the-shelf commercial software used in its business through upgrades of its software or, when necessary, through replacement of existing software with Year 2000 compliant applications. In addition, the Company has begun to assess its non-IT systems which it has identified as containing embedded technology. At this point of its assessment, the Company is not aware of any Year 2000 issues relating to its non-IT systems which would cause disruptions in its operations or impede our ability to provide services to our users.

Because third parties have developed and currently support many of the systems we use, in addition to assessing our internal systems, a significant part of its efforts have been to ensure that externally developed IT and non-IT systems are Year 2000 compliant. The Company has obtained confirmation from its principal third party vendors, suppliers and service providers, either directly or via their Web sites, that they believe they have resolved the Year 2000 issues relating to the systems, services and products supplied to the Company.

RISKS OF YEAR 2000 ISSUES

The Company is not currently aware of any Year 2000 compliance issues relating to its systems that would cause disruptions in its operations or impede its ability to provide services. Furthermore, it cannot predict the extent to which the Year 2000 issue will affect its vendors, suppliers or service providers, or the extent to which it would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. Any failures or disruptions could prevent users from accessing the Company's portal and services, which could result in loss of users, lost revenues, increased operating costs and material disruptions in the operation of its business.

INFLATION

The Company does not believe that inflation has had a significant impact on its consolidated results of operations or financial condition.

FOREIGN CURRENCY EXPOSURE

The Company is exposed to fluctuations in foreign currencies relative to the U.S. dollar because it collects revenues in U.S. dollars and incurs certain costs in foreign currencies, primarily the Canadian dollar. As the Company expands its operations, it may begin to collect revenues from customers in currencies other than the U.S. dollar. The Company does not currently engage in any hedging activities.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). This statement is applicable to the Company's 1999 financial statements and requires it to capitalize certain payroll and payroll related costs and other costs that are directly related to the development of certain of its systems. It amortizes these costs over the anticipated life of the systems. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company expensed these costs historically and therefore the adoption of this standard had no impact on its results of operations, financial position or cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," (SFAS No. 133) which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in derivative or hedging activities and therefore there will be no material impact to its results of operations, financial position or cash flows upon the adoption of this standard.

FRAUD PREVENTION

With the recent substantial growth of Internet use and e-commerce, the Internet business community has been subject to significant credit card fraud. It has attempted to reduce its exposure to such fraud by introducing various advanced procedures and proprietary fraud prevention systems that monitor and identify patterns and sources of credit card fraud and prevent fraudulent transactions. The Company cannot assure you that it will continue to be successful in reducing or maintaining its current level of credit card fraud exposure.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company maintains United States headquarters and gallery operations in 2,500 square feet of space at 521 West 23rd Street, 2nd Floor in New York City. The lease provides for $1,875 per month of minimum lease payments, plus pro-rata share of operating expenses and taxes, and contains a term of 1 year. The Company has entered into a letter of intent to lease 8,000 square feet in a nearby area of New York City, to which the Company intends to move its New York City headquarters and gallery once a lease is finalized. The Company has administrative and technical operations in 7,900 square feet of office space at 90-10551 Shellbridge Way, Richmond, British Columbia, Canada under non-cancelable leases expiring in July 2004. The leases provide for a five-year lease term, minimum annual lease payments and operating expense escalations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the number of shares of the Company's Common Stock beneficially owned by (a) each person or group known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities and (b) each of the Company's directors and executive officers, individually and as a group, as of November 30, 1999:


--------------------------------------------------------------------------
       (1)           (2)                      (3)                  (4)
 Title of Class    Name and                Amount and            Percent
                   Address of              Nature of             of Class
                   Beneficial              Beneficial
                   Owner                   Ownership
--------------------------------------------------------------------------
Common Stock       Punzo Family Group(1)   3,196,666(3)           10.7%

                   John Punzo              1,433,333 Direct(2,3)   4.8%
                   Surrey, B.C.

                   Dean Punzo                 58,333 Direct(2)     0.2%
                   Burnaby, B.C.

                   Ernesto Punzo             235,000 Direct(2)     0.8%
                   Coquitlam, B.C.

                   Barry Forward             855,000 Direct        2.9%
                   North Vancouver, B.C.

                                        22


                   Kenneth Linsner           500,000 Direct        1.7%
                   Sloatsburg , NY

                   Abraham Joel              500,000 Direct        1.7%
                   New York, NY

                   Gary L. Diamond           310,000 Direct        1.1%
                   Los Angeles, CA

                   John Barson               300,000 Direct        1.0%
                   White Rock, B.C.

                   All Directors and
                   Officers as a Group     5,061,666(2)           17.3%


(1) Various members of the Punzo family have agreed to invest in and to vote their shares of the Company's Common Stock, owned directly and indirectly, as a group in order to influence control and direction of the Company. Members of the group include John Punzo, Dean Punzo, Ernesto Punzo, Steve Punzo, Gino Punzo, Lynn Evans and Emma Piccolo. The group beneficially owns, directly and indirectly, 2,596,666 shares of Company Common Stock, or 8.9% of all outstanding Common Stock.

(2) Excludes shares beneficially owned by other members of the Punzo Family
Group.

(3) Includes 100,000 restricted shares that become vested in the next 60 days and options on 300,000 shares that are or will become exercisable in the next 60 days.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names, positions with the Company and ages of the directors and executive officers of the Company. Directors of the Company were elected at the Company's annual meeting of stockholders in June 1999. All directors are elected at each annual meeting and serve for one year and until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


Name of Director/Officer
Director Since                Age         Position(s) With Company
------------------------      ---         -------------------------
John Punzo                     44         (Chairman of the
January 14, 1999                          Board), President & Chief
                                          Executive Officer

Gary L. Diamond                44         Director, Chief Financial
January 7, 1999                           Officer, Treasurer, Secretary

Barry Forward                  40         Director, VP Communications
May 14, 1998

                                        23


John Barson                    43         VP e-Commerce and
June 15, 1999                             Chief Technical Officer

Kenneth J. Linsner             52         Vice President
April 14, 1999

Abraham Joel                   56         Vice President
April 14, 1999

Dean Punzo                     36         Director
May 14, 1998

Ernesto Punzo                  54         Director
May 14, 1998



JOHN PUNZO, DIRECTOR (CHAIRMAN), PRESIDENT & CHIEF EXECUTIVE OFFICER

Mr. Punzo has been the Company's President and Chief Executive Officer since January 7, 1999. Since 1981, he has been a businessman and entrepreneur,launching and operating several businesses, including a successful restaurant operation in Vancouver, Canada. Mr. Punzo also has played a key role in obtaining funding for a number of public and private companies. In June 1997 Mr. Punzo filed for bankruptcy under Canadian bankruptcy law as a result of one of his restaurant's local market demographics changing adversely and the restaurant not being able to relocate due to restrictive lease provisions. Mr. Punzo is a brother of Ernesto Punzo, who is a director, and is an uncle of Dean Punzo, who also is a director.

GARY L. DIAMOND, DIRECTOR, CHIEF FINANCIAL OFFICER, TREASURER & SECRETARY

Mr. Diamond is a Certified Public Accountant in the State of New York and is a qualified valuation expert in Florida. Prior to joining Showstar, Mr. Diamond was self-employed as a financial consultant, providing transaction advisory services. For the period from 1994 to 1997, he was chief financial officer and treasurer of American Casino Entertainment Services, Ltd. From 1992-1994, he was chief financial officer of Nu-Image, Inc., a film production and distribution company.

BARRY FORWARD, DIRECTOR, VICE PRESIDENT - COMMUNICATIONS

Mr. Forward is the past president of the Company and has been a director since May 14, 1998. He has worked in the communications industry since 1983 as a consultant, programmer, on-air host and journalist. Mr. Forward has developed Internet communications strategies for corporate clients and non-profit groups. He also has developed several online marketing projects and has operated his own websites since 1995.

JOHN BARSON, VICE PRESIDENT - E-COMMERCE & CHIEF TECHNICAL OFFICER

Mr. Barson was the founder and, from 1994 to 1999, served as president of Savingsplus Internet Inc. and Shoptek e-commerce Solutions, an Internet software developer providing end to end online electronic commerce solutions for business. As President of Shoptek, he developed relationships with major providers of the other components of the electronic commerce process including major Internet providers, clearing services, banks, point of sale and online billing services. During this period, Mr. Barson also served as an instructor in electronic commerce at Langley College in Vancouver, B.C., Canada.

KENNETH J. LINSNER, VICE-PRESIDENT

Mr. Linsner has been an active self-employed art appraiser since 1970, and has a long and illustrious client list including the Late Mrs. Aristotle Onassis, the Rockefeller Family, the Vanderbilt Family, the Mars Family and others. Linsner was retained in 1986 by Philippine president Corazon Aquino to appraise the works of art purchased by the late president and Mrs. Marcos, and to recover and sell those pieces. He also has been Appraisal Consultant to the Imperial Palace Museum in China. A former Lecturer in Appraisal at New York University, Ken Linsner is a senior member of the American Society of Appraisers and a member of the Appraisers Association of America. Mr. Linsner has agreed to join the Company's Board of Directors.

ABRAHAM JOEL, VICE PRESIDENT

Mr. Joel is a New York City based conservation and restoration expert, having operated Fine Arts Conservation studio since 1984. Under Mr. Joel's leadership, the studio specializes in a variety of art works, including old masters, 19th Century and contemporary paintings, prints, drawings and manuscripts. For seven years he was head of the Conservation Services Laboratory at the Detroit Institute of Arts. At the Institute he directed and expanded the conservation facility and was responsible for the care and transportation of numerous international exhibitions. Prior to joining the Company, Mr. Joel was self-employed. Mr. Joel is a member of the International Institute of Conservators, as well as the American Institute of Conservators. Mr. Joel has also agreed to join the Company's Board of Directors.

ERNESTO PUNZO, DIRECTOR

Mr. Punzo is an entrepreneur and independent business owner who has started several successful business ventures in Vancouver, Canada. He is currently the chief executive officer of a company operating hair salons in the Vancouver area. He has been a director of the Company since May 14, 1998 and is a brother of John Punzo.

DEAN PUNZO, DIRECTOR

Mr. Punzo has been part of the management team that has operated a fine dining establishment in Vancouver, Canada. Most recently, he also has been active in the Internet business, developing websites for third parties. Mr. Punzo has been a director of the Company since May 14, 1998 and is a nephew of John and Ernesto Punzo.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate annual remuneration of the Company's Chief Executive Officer and (unless it does not exceed $100,000) of each of the four other most highly compensated executive officers
(collectively, the "named executive officers"), and of all officers and directors as a group, as of April 30, 1999, our most recent and only meaningful fiscal year end.


                                                      Long-Term Comp
                       Annual Compensation                 Awards        All
Name and            -----------------------------     ----------------  Other
Principal Position    Salary    Bonus     Other       Res.Stk  Options  Comp
------------------  ----------  -----  ----------     -------  -------  -----
John Punzo                0(1)    0    $ 97,167(2)       0        0       0
Chief Executive
Officer

Gary L. Diamond     $50,000(3)    0    $128,000(4)       0        0       0
Chief Financial
Officer

All Officers and    $50,000(3)    0    $225,167          0        0       0
Directors as a
Group(2)


(1) Mr. Punzo became President and Chief Executive Officer on January 7, 1999. During the fiscal year ended April 30, 1999, Mr. Punzo received no compensation for his services as Chief Executive Officer and Director.

(2) Prior to becoming Chief Executive Officer, Mr. Punzo, or companies he owned an interest in, received fees for providing various investor relations and advisory services to the Company. These fees aggregated $97,167 in the fiscal year ended April 30, 1999.

(3) Includes (a) $20,000 of fees received by Mr. Diamond for part-time financial services performed for the Company prior to commencing full-time employment with the Company and (b) $30,000 in salary received by Mr. Diamond during the fiscal year ended April 30, 1999.

(4) Reflects the value at $0.32 per share of 400,000 shares of the Company's Common Stock granted to Mr. Diamond as an inducement to join the Company.

EMPLOYMENT AGREEMENTS

In the first quarter (ended July 31, 1999) of the current fiscal year, the Company executed employment agreements with Messrs. Punzo, Barson, Joel and Linsner. The agreements are filed as exhibits to this Form 10-SB. The following summaries of the agreements are qualified in their entirety by the terms of the actual agreements, which are incorporated herein by reference.

JOHN PUNZO executed an employment agreement with the Company, effective May 27, 1999, that provides for base salary of $150,000 per annum, a restricted stock award of 1,000,000 shares that vests at the rate of 100,000 shares every three months and stock options on 1,000,000 shares exercisable at $.50 per share that vest at the rate of 100,000 shares every three months. The agreement is for an initial term of five years followed by automatic annual renewals unless terminated at the end of any term by 90 days' prior written notice from either party to the other.

JOHN BARSON executed an employment contract with the Company to serve for up to three years as Chief Technical Officer of the Company. The agreement provides for a base salary of CAN$120,000 per annum, which is equivalent to US$84,000 based upon an exchange rate of $0.70. Pursuant to such employment agreement, Mr. Barson also received 300,000 shares of the Company's Common Stock in July 1999. The agreement further provides that Mr. Barson shall receive another 200,000 shares of Common Stock upon the first anniversary of his employment (March 2000), and options at $.50 and $1.00 to acquire another 150,000 shares on each subsequent anniversary of his employment.

ABRAHAM JOEL executed an employment agreement effective July 1999 that provides for base annual compensation of US$120,000. In addition, Mr. Joel received 500,000 shares of Company Common Stock as an incentive to join the Company. The agreement provides for a term of 3 years and stock options on 250,000 shares.

KENNETH LINSNER executed an employment agreement effective July 1999 that provides for base annual compensation of US$120,000. In addition, Mr. Linsner received 500,000 shares of Company Common Stock as an incentive to join the Company. The agreement provides for a term of 3 years and stock options on 250,000 shares.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fiscal year ended April 30, 1999, the Company paid $97,167 in fees to John Punzo and a company in which he had an interest for investor relations and advisory services to the Company. The Company also issued 119,600 common shares valued at $89,700 to that company as payment for assisting the Company in its private stock placements during the year ended April 30, 1999. The $89,700 has been deducted from the proceeds of the placements as placement costs on the Company's financial statements.

During the fiscal year ended April 30, 1999, Flavio Bidese, Steve Punzo and Bonnie Klassen, members of John and Gino Punzo's family, transferred 1,515,000 shares of the Company's Common Stock owned by them to various companies and individuals in satisfaction of services rendered to the Company. In connection therewith, the Company recorded an expense of $466,500 and included such amount in "Indebtedness to Related Parties" as of April 30, 1999.

During the fiscal year ended April 30, 1999, Gino Punzo, a director of the Company until January 1999, advanced $40,300 for working capital and CAFE DE MEDICI, a restaurant owned by Gino Punzo, provided meeting and catering services to the Company. These services were valued at approximately $8,084. These amounts were included in "Indebtedness to Related Parties" as of April 30, 1999.

During the year ended April 30, 1998, the Company's subsidiary received $15,500 for working capital advances from a company owned by Barry Forward, a director and executive officer of the Company. Also during the year ended April 30, 1998 the Company received $12,000 from John Wardlow, a former officer and director of the Company, of which the Company repaid $5,000 during the year ended April 30, 1999. Also during the year ended April 30, 1998, Mr. Forward forgave the $15,500 received for working capital advances. Amounts accrued and unpaid totaling $7,000 are included in "Indebtedness to Related Parties" as of April 30, 1999.

The Company's Nevada subsidiary, Showstar Entertainment Corporation, entered into two different management contracts with Gordon Thompson, a former officer, and Mr. Forward, whereby the subsidiary would pay these officers $5,000 each per month commencing June 1, 1997 (as amended) for a period of five years. Amounts accrued but unpaid totaling $65,000 are included in "Indebtedness to Related Parties" as of April 30, 1998. During the fiscal year ended April 30, 1999, Mr. Thompson entered into a settlement agreement with the Company which provided for the cancellation of indebtedness of $35,000, which is reflected as a reduction of administrative costs for the year ended April 30, 1999. The remaining $30,000 is included as a liability owing to Mr. Forward as of April 30, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

Set forth below is a summary of the material provisions of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the terms of the Company's articles of incorporation and bylaws, copies of which are filed as exhibits to this Form 10-SB and are hereby incorporated by reference, and applicable provisions of Colorado law.

COMMON STOCK

GENERAL

The Company is authorized to issue up to 50,000,000 shares of its common stock, no par value per share ("Common Stock"). At December 31, 1999, there were 30,029,327 shares of Common Stock issued and outstanding.

The rights of holders of Common Stock are subject to the rights of holders of any Preferred Stock that may be issued in the future. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The Common Stock is not redeemable and has no preemptive or conversion rights.

VOTING RIGHTS

Holders of the Company's Common Stock are entitled to one vote per share on all matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of a majority of shares entitled to vote constitute a quorum and action is taken by a plurality of votes cast.

DIVIDENDS

Holders of Common Stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the Board of Directors may from time to time determine. Holders of Common Stock will share equally on a per share basis in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Common Stock may be paid only as follows: (1) shares of Common Stock may be paid only to holders of Common Stock; and (2) the number of shares so paid must be equal on a per share basis with respect to each outstanding share of Common Stock.

The Company has not paid any dividends on its Common Stock and does not anticipate paying any cash dividends on such stock in the foreseeable future. See the section of Part I of this Form 10-SB entitled "The Company Has No Plans to Pay Dividends" for more information.

MERGER OR CONSOLIDATION

In the event of a merger or consolidation, holders of Common Stock will vote as a class, if a vote is required, with a vote of a majority of the shares entitled to vote being necessary for approval. In any merger or consolidation, holders of Common Stock must be treated equally per share.

PREFERRED STOCK

The Company is authorized to issue up to 5,000,000 shares of preferred stock, no par value per share ("Preferred Stock"). At December 31, 1999 and presently, there are no outstanding shares of Preferred Stock.

The Board of Directors is empowered, without approval of the shareholders, to cause shares of Preferred Stock to be issued from time to time in one or more series, and the Board of Directors may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

The matters our Board of Directors may determine in connection with a series of Preferred Stock include: designation of each series; the number of shares of each series; the rate of any dividends; whether any dividends shall be cumulative or non-cumulative; the terms of any redemption provisions; the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of affairs of the Company; the rights and terms of any conversion or exchange features; any restrictions on the issuance of shares of the same series or any other series; any voting rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's Common Stock is traded on the Over-the-Counter Bulletin Board (OTCBB) market under the symbol "ABID" (prior to May 1999, the symbol was "SHST"). The following table sets forth the high and low bid prices for the Company's Common Stock during each quarter, as reported by Bloomberg LP.


          Quarter Ending          High Bid     Low Bid
          --------------          --------     --------
          July 31, 1998            $1.28        $0.75
          October 31, 1998         $1.21        $0.36
          January 31, 1999         $0.61        $0.10
          April 30, 1999           $0.62        $0.26
          July 31, 1999            $1.01        $0.44
          October 31, 1999         $1.89        $0.64


As of December 31, 1999, there were 184 holders of record of the Company's Common Stock.

The Company never has paid, and has no present intention to pay in the future, any dividends on its Common Stock. See "Dividend Policy" under Item 1, Description of Business, in Part I hereof.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

At December 31, 1999 there were 30,029,327 shares of Common Stock issued and outstanding. Those shares were issued as follows.

In or about May 1996, a total of 1,800,000 shares of Common Stock was sold for a total of $900 to twenty seven investors. The Company's majority shareholder following the sale was Casa Bella Holdings Inc. controlling 1,710,000 shares. All of the shares of Common Stock were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, or by Rule 504. Form D dated April 8, 1996 relating to the Rule 504 placement was filed with the Securities and Exchange Commission.

On March 21, 1998, the Company completed a private placement of 2,523,000 shares of Common Stock in consideration of $2,523 to eight accredited investors in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act.

On April 3, 1998, the Company completed the sale of 6,185,000 shares of Common Stock in consideration of $6,185 to 12 investors made in reliance upon Rule 504. Form D dated April 3, 1998 relating to the Rule 504 placement was filed with the Securities and Exchange Commission.

On April 27, 1998, pursuant to a share exchange agreement of such date, the Company issued 3,367,000 share of Common Stock to shareholders of Showstar Entertainment Corporation, a Nevada corporation, in exchange for 3,367,000 shares of the new subsidiary's restricted common stock. The transaction was done in reliance upon the exemption provided by Section 4(2).

On August 20, 1998, the Company completed the sale of 771,133 shares of Common Stock in consideration of $578,350 to 32 investors in reliance upon Rule 504. Form D dated August 20, 1998 relating to the Rule 504 placement was filed with the Securities and Exchange Commission. In addition, on the same date, the Company issued an additional 119,600 shares of Common Stock to an accredited investor and consultant in consideration for services provided in connection with the placement valued at $89,700; these additional shares were reported on the same Form D relating to the Rule 504 placement.

Pursuant to an agreement dated August 25, 1998, the Company issued 999,066 shares to shareholders of the Company's Nevada subsidiary in exchange for 999,066 shares of the subsidiary's restricted common stock. This gave the Company 100% ownership of the Nevada operating subsidiary. The transaction was done in reliance upon the exemption provided by Section 4(2).

On November 20, 1998 the Company issued a $60,000 principal amount 8% Series A Senior Subordinated Convertible Redeemable Debenture to an accredited investor in reliance upon the exemption from registration afforded by Section 4(2). The Debenture was converted by the investor in three parts on November 28, 1998, December 15, 1998 and January 4, 1999. In accordance with the conversion terms of the Debenture, the Company issued 98,039, 160,000 and 66,667 shares of Common Stock respectively. Issuance of the shares was made in reliance upon the exemption provided by Section 3(9).

On January 21, 1999, the Company sold 2,422,120 shares of Common Stock in consideration of $212,630 to 12 investors in reliance upon Rule 504. Form D dated January 21, 1999 relating to the Rule 504 placement was filed with the Securities and Exchange Commission.

On March 3, 1999, the Company sold 260,000 shares of Common Stock in consideration of $52,000 to 2 investors in reliance upon Rule 504. Form D dated March 3, 1999 relating to the Rule 504 placement was filed with the Securities and Exchange Commission.

During calendar year 1999 the Company placed shares of its Common Stock with accredited investors in the following amounts and on the following dates in reliance upon the exemption provided by Section 4(2):


                            Number of                                         Number of
     Date                     Shares             Consideration           Accred. Investors
     ----                   ---------            -------------           ------------------
April 15, 1999                40,000                  $10,000                     1
April 18, 1999               896,000                 $224,000                     1
May 4, 1999                  307,143                 $107,500                     1
May 7, 1999                1,150,000                 $402,480                     1
May 25, 1999                 230,770                 $150,000                     1
June 4, 1999                 400,000               begin consulting               2
June 24, 1999                 20,000             $10,000 of services              1
July 8, 1999                 300,000               employ agmt terms              1
July 8, 1999               1,000,000               employ agmt terms              2
July 20, 1999                200,000               begin consulting               1
August 19, 1999            1,715,000               begin consulting               7
Sept 29 -
   Nov 30, 1999            2,310,455               $2,050,000                     1
December 22, 1999            125,000               begin consulting               1


In addition, on July 8, 1999, the Company's Board of Directors approved the issuance of 180,000 shares of Common Stock to eight employees of the Company as incentive gifts from the Company. These gifts were made in reliance upon the exemption from registration afforded by the "no sale" rule.

Also during calendar year 1999, the Company placed shares of its Common Stock with accredited investors in the following amounts and on the following dates in transactions outside the United States and with persons who were not "U.S. Persons":

                            Number of                                         Number of
     Date                     Shares             Consideration           Accred. Investors
     ----                   ---------            -------------           ------------------
July 15, 1999               1,250,000              $625,000                      1
August 25, 1999             1,000,000              $500,000                      2
September 28, 199             133,334              $100,000                      1


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by Colorado law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with services for or on behalf of the Company. The Bylaws also authorize the Company to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the Bylaws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

Filed as Part F/S of this registration statement on Form 10-SB are the following financial statements:

Consolidated balance sheets of Showstar Online.com, Inc. (formerly Showstar Entertainment Corporation) (a development stage company) and its subsidiaries as of April 30, 1999 and October 31, 1999 (unaudited);

Related consolidated statements of operations, shareholder' equity (deficit) and cash flows for the two year period ended April 30, 1999 and six month period ended October 31, 1999 (unaudited) and for the period July 14, 1995 (inception) through April 30, 1999 and October 31, 1999 (unaudited); and

The Independent Auditors' Report of Cordovano and Harvey, P.C. dated August 14, 1999 relating to the audited portions of the foregoing financial statements.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

2.       Articles of Incorporation and Bylaws.

2.01     Articles of Incorporation - Cerotex Holdings, Inc.

2.02 Amendment to the Articles of Incorporation -- Name Change from Cerotex Holdings, Inc. to Showstar Entertainment Corporation

2.03 Amendment to the Articles of Incorporation -- Name Change from Showstar Entertainment Corporation to Showstar Online.com, Inc.

2.04     Bylaws of the Company

6.       Significant Contracts.

6.01 Content Licensing Agreement with National Register Publishing, a division of Reed Elsevier Inc.

6.02     Supplier Agreement - Leiberman's Gallery, LLP

6.03     Agreement dated October 29, 1999 regarding Proposed China Joint Venture

6.04     John Punzo Employment Contract dated May 27, 1999.

6.05     Kenneth Jay Linsner Employment Contract dated April 14, 1999.

6.06     Abraham Joel Employment Contract dated April 14, 1999.

6.07     Connie Vick Employment Contract dated September 23, 1999.

6.08     John Barson Employment Contract dated August 30, 1999.

6.09     David Udow Employment Contract dated March 15, 1999.

27.      Financial Data Schedule.


ITEM 2.  DESCRIPTION OF EXHIBITS

See the descriptions provided above.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SHOWSTAR ONLINE.COM, INC.
                                     --------------------------
                                           (Registrant)

                                     By:    JOHN PUNZO
                                        -----------------------
                                            John Punzo,
                                            Chairman, President
                                            and Chief Executive
                                            Officer

Date: January 11, 2000

                            SHOWSTAR ONLINE.COM, INC.
                  (Formerly Showstar Entertainment Corporation)
                          (A Development Stage Company)


                   Index to Consolidated Financial Statements
              As of April 30, 1999 and October 31, 1999 (Unaudited)
                   For the years ended April 30, 1999 and 1998
       For the period from July 14, 1995 (inception) through April 30, 1999
             For the six months ended October 31, 1999 and 1998 (Unaudited) For the period from July 14, 1995 (inception) through October 31,
                                1999 (Unaudited)


                                                                                                                     Page
                                                                                                                 -------------
Independent Auditors' Report....................................................................................     F-2

Consolidated Balance Sheets.....................................................................................     F-3

Consolidated Statements of Operations...........................................................................     F-4

Consolidated Statement of Shareholders' Equity (Deficit)........................................................     F-5

Consolidated Statements of Cash Flows...........................................................................     F-6

Notes to Consolidated Financial Statements......................................................................     F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Showstar On-Line.com, Inc. (Formerly Showstar Entertainment Corporation)

We have audited the accompanying consolidated balance sheet of Showstar On-Line.com, Inc. (formerly Showstar Entertainment Corporation) (a development stage company) and its subsidiaries as of April 30, 1999 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the two year period then ended and for the period July 14, 1995 (inception) through April 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Showstar On-Line.com, Inc. (formerly Showstar Entertainment Corporation) and its subsidiaries as of April 30, 1999 and the results of their operations and their cash flows for the two year period then ended and for the period July 14, 1995 (inception) through April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has a substantial dependence on the success of its development stage activities, significant losses since inception, lack of liquidity and a working capital deficiency at April 30, 1999. These factors raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/

Cordovano and Harvey, P.C.
Denver, Colorado
August 14, 1999

                            SHOWSTAR ONLINE.COM, INC.
                 (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS



                                                                                      April 30, 1999       October 31, 1999
                                                                                    -------------------   ------------------
                                                                                                             (Unaudited)
                                     ASSETS
CURRENT ASSETS
      Cash ..........................................................................        $ 15,737      $ 1,011,260
      Accounts receivable, former employee ..........................................           4,400             --
      Prepaid expenses ..............................................................          10,923           25,500
                                                                                          -----------      -----------
             TOTAL CURRENT ASSETS ...................................................          31,060        1,036,760

EQUIPMENT AND FURNITURE, less $93 and $67,917 (unaudited) of
      accumulated depreciation (Note C) .............................................          11,891          800,893
INTANGIBLE ASSETS, less $108 and $668 (unaudited) of
      accumulated amortization ......................................................           5,492            4,932
                                                                                          -----------      -----------
                                                                                          $    48,443      $ 1,842,585
                                                                                          ===========      ===========


                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
      Accounts payable, trade .......................................................     $         -      $    75,691
      Accrued expenses ..............................................................          58,701             --
      Accrued stock compensation (Notes B and E) ....................................         760,275          242,775
      Accrued interest payable ......................................................           7,500             --
      Due to related party (Note B) .................................................         557,384          557,384
      Advances payable (Note G) .....................................................         210,500          110,500
                                                                                          -----------      -----------
             TOTAL CURRENT LIABILITIES ..............................................       1,594,359          986,350
                                                                                          -----------      -----------


COMMITMENTS (NOTE  I) ...............................................................            --               --

SHAREHOLDERS' EQUITY (DEFICIT)
      Preferred stock, no par value, 5,000,000 shares
         authorized, -0- and -0-, respectively issued and outstanding ...............            --               --
      Common stock, no par value, 50,000,000 shares
         authorized, 18,771,625 and 29,316,092, respectively issued and outstanding .       1,665,255        7,169,555
      Contributed capital ...........................................................           3,500            3,500
      Outstanding common stock options ..............................................         239,750          239,750
      Cumulative translation adjustments ............................................          (1,206)          (1,206)
      Deficit accumulated during development stage ..................................      (3,453,216)      (6,555,364)
                                                                                          -----------      -----------
             TOTAL SHAREHOLDERS' EQUITY (DEFICIT) ...................................      (1,545,917)         856,235
                                                                                          -----------      -----------
                                                                                          $    48,443      $ 1,842,585
                                                                                          ===========      ===========


          See accompanying notes to consolidated financial statements

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                     July 14, 1995
                                                                                       For the Years Ended            (Inception)
                                                                                             April 30,                  through
                                                                                 --------------------------------
                                                                                        1999              1998        April 30, 1999
                                                                                 ------------------- --------------  --------------

OPERATING EXPENSES
      Stock based compensation (Note E) ........................................  $  1,000,025        $     --         $ 1,000,025
      Consulting ...............................................................       103,686              --             103,686
      Investor relations, related party (Note B) ...............................       107,067              --             107,067
      Investor relations .......................................................       130,569              --             130,569
      Web-sit set up ...........................................................        18,303              --              18,303
      Professional fees ........................................................        86,956             5,000            91,956
      Consulting fees paid by  shareholders (Note B) ...........................       466,500              --             466,500
      Travel and entertainment .................................................        29,716              --              29,716
      Depreciation and amortization ............................................        67,509              --              67,509
      General & administrative .................................................        12,421                36            20,771
      Advertising, marketing and selling .......................................        13,500              --              13,500
      Technical development ....................................................        31,021              --              31,021
                                                                                   ------------      ------------      ------------
             TOTAL OPERATING EXPENSES ..........................................    (2,067,273)           (5,036)       (2,080,623)

OTHER (EXPENSE)
      Interest .................................................................       (28,000)             --             (28,000)
                                                                                   ------------      ------------      ------------
             LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ......................    (2,095,273)           (5,036)       (2,108,623)

INCOME TAXES (Note F)
      Current ..................................................................       781,537               969           786,516
      Deferred .................................................................    (1,283,070)             (969)       (1,288,049)
                                                                                  ------------      ------------      ------------
             NET LOSS FROM CONTINUING OPERATIONS ...............................    (2,596,806)           (5,036)       (2,610,156)


DISCONTINUED OPERATIONS (Note A)
      Net loss from entertainment division operations,
        net of $137,000, $9,773 and $73,727 and $155,937 in income taxes .......      (230,293)             --            (230,293)
      Loss on disposal of entertainment division,
        net of $364,533 in income taxes ........................................      (612,767)             --            (612,767)
                                                                                   ------------      ------------      ------------
             NET LOSS ..........................................................   $ (3,439,866)     $     (5,036)     $ (3,453,216)
                                                                                   ============      ============      ============


NET LOSS PER COMMON SHARE:
      Basic - continuing operations ............................................   $      (0.16)           *
      Diluted - continuing operations ..........................................   $      (0.16)           *
      Basic - discontinued operations ..........................................   $      (0.05)           *
      Diluted - discontinued operations ........................................   $      (0.05)           *

NUMBER OF SHARES USED FOR COMPUTING NET LOSS PER SHARE:
      Basic ....................................................................     15,906,801         2,525,667
      Diluted ..................................................................     15,906,801         2,525,667




                                                                                                                     July 14, 1995
                                                                                      For the Six Months Ended        (Inception)
                                                                                             October 31,                 through
                                                                                -------------------------------
                                                                                      1999               1998       October 31, 1999
                                                                                ------------------  ---------------  ---------------
                                                                                   (Unaudited)        (Unaudited)      (Unaudited)


OPERATING EXPENSES
      Stock based compensation (Note E) ........................................  $  1,364,800    $     81,525    $  2,364,825
      Consulting ...............................................................       318,342          37,296         422,028
      Investor relations, related party (Note B) ...............................          --           107,067         107,067
      Investor relations .......................................................        47,687          79,289         178,256
      Web-sit set up ...........................................................        35,235            --            53,538
      Professional fees ........................................................        53,976          46,292         145,932
      Consulting fees paid by  shareholders (Note B) ...........................          --              --           466,500
      Travel and entertainment .................................................       119,064           2,162         148,780
      Depreciation and amortization ............................................        68,384          36,674         135,893
      General & administrative .................................................       657,964           5,292         678,735
      Advertising, marketing and selling .......................................       247,638            --           261,138
      Technical development ....................................................       134,290            --           165,311
                                                                                     ------------    ------------    ------------
             TOTAL OPERATING EXPENSES ..........................................    (3,047,380)       (395,597)     (5,128,003)

OTHER (EXPENSE)
      Interest .................................................................        (4,000)           --           (32,000)
                                                                                    ------------    ------------    ------------
             LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ......................    (3,051,380)       (395,597)     (5,160,003)

INCOME TAXES (Note F)
      Current ..................................................................      1,138,165         154,283       1,924,681
      Deferred .................................................................     (1,147,938)       (592,543)     (2,445,151)
                                                                                   ------------    ------------    ------------
             NET LOSS FROM CONTINUING OPERATIONS ...............................     (3,061,153)       (833,857)     (5,680,473)


DISCONTINUED OPERATIONS (Note A)
      Net loss from entertainment division operations,
        net of $137,000, $9,773 and $73,727 and $155,937 in income taxes .......       (40,995)        (141,438)       (262,124)
      Loss on disposal of entertainment division,
        net of $364,533 in income taxes ........................................           --          (612,767)       (612,767)
                                                                                     ------------    ------------    ------------
             NET LOSS ..........................................................   $ (3,102,148)   $ (1,588,062)   $ (6,555,364)
                                                                                   ============    ============    ============


NET LOSS PER COMMON SHARE:
      Basic - continuing operations ............................................   $      (0.13)   $      (0.06)
      Diluted - continuing operations ..........................................   $      (0.13)   $      (0.06)
      Basic - discontinued operations ..........................................          *        $      (0.05)
      Diluted - discontinued operations ........................................          *        $      (0.05)

NUMBER OF SHARES USED FOR COMPUTING NET LOSS PER SHARE:
      Basic ....................................................................     23,475,940      14,504,933
      Diluted ..................................................................     23,475,940      14,504,933


*Less than $.01 per share


          See accompanying notes to consolidated financial statements

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)






                                                                                         Peferred Stock              Common Stock
                                                                                -----------------------------  --------------------
                                                                                     Shares         Amount        Shares      Amount
                                                                                 ---------------  ------------   --------   --------

                                             BALANCE,  July 14, 1995 (inception)         --     $      --            --    $      --
 Issuance of preferred stock for cash ..........................................      350,000         3,500          --           --
                                                                                  -----------   -----------   -----------  ---------
                                                    BALANCE AS OF APRIL 30, 1996      350,000         3,500          --           --

 Sale of common stock, pursuant to private offering ............................         --            --       1,800,000        900
                                      NET LOSS FOR THE YEAR ENDED APRIL 30, 1997         --            --            --           --
                                                                                  -----------   -----------   -----------  ---------
                                                    BALANCE AS OF APRIL 30, 1997      350,000         3,500     1,800,000        900
 Sale of common stock, pursuant to private offering ............................         --            --       2,523,000      2,523

 Sale of common stock, pursuant to private offering ............................         --            --       6,185,000      6,185

 Issuance of common stock for outstanding shares of subsidiary .................         --            --       3,367,000      3,367

 Return and cancellation of preferred stock ....................................     (350,000)       (3,500)         --           --

                                      NET LOSS FOR THE YEAR ENDED APRIL 30, 1998         --                          --
                                                                                  -----------   -----------   ----------- ----------

                                                    BALANCE AS OF APRIL 30, 1998         --            --      13,875,000     12,975

 Issuance of common stock for outstanding shares of subsidiary .................         --            --         999,066    749,300

 Sale of common stock, pursuant to private offering, net of $89,700 offering
                                              costs ............................         --            --         890,733    578,350

 Sale of common stock, pursuant to private offering ............................         --            --       2,682,120    264,630

 Outstanding stock options, 350,000 ............................................         --            --            --           --

 Conversion of debenture for common stock ......................................         --            --         324,706     60,000

 Comprehensive loss

       Net loss for the year ended April 30, 1999 ..............................         --            --            --           --
       Cumulative translation adjustment .......................................         --            --            --           --


 Comprehensive loss ............................................................         --            --            --           --
                                                                                  -----------   -----------   -----------  ---------

                                                    BALANCE AS OF APRIL 30, 1999         --            --      18,771,625  1,665,255

Sale of common stock, pursuant to private offering,

  net of $47,000 in offering costs (unaudited) .................................         --            --       6,422,324  3,514,500

 Stock issued for services valued at market price of stock (unaudited) .........         --            --       2,335,000  1,132,600

 Stock issued to employees  valued at market price of stock (unaudited) ........         --            --         430,000    232,200

 Stock issued to employees for accrued stock compensation (unaudited) ..........         --            --       1,050,000    517,500

 Stock issued for payment of third party advances (unaudited) ..................         --            --         307,143    107,500

 Comprehensive loss
       Net loss for the six months ended October 31, 1999(unaudited) ...........         --            --            --          --
       Cumulative translation adjustment (unaudited) ...........................         --            --            --           --


 Comprehensive loss (unaudited) ................................................         --            --            --           --
                                                                                  -----------   -----------   -----------  ---------

                                      BALANCE AS OF OCTOBER 31, 1999 (Unaudited)         --     $      --      29,316,092 $7,169,555
                                                                                     ===========   =========   ========== ==========




                                                                                                          Cumulative
                                                                                            Defict     Translation Adj
                                                                            Outstanding   Accumulated      Other
                                                             Contributed    Common Stock    During      Comprehensive
                                                               Capital        Options     Dev. Stage    Income (Loss)        Total
                                                          ----------------  ------------ ------------  ----------------   ----------



               BALANCE,  July 14, 1995 (inception)            $     --       $    --       $    --       $     --      $        --
Issuance of preferred stock
  for cash ...............................................          --            --            --             --            3,500
                                                             -----------   -----------   -----------    -----------    -----------
              BALANCE AS OF APRIL 30, 1996 ...............          --            --            --             --            3,500

 Sale of common stock, pursuant to
   private offering ......................................          --            --            --             --              900
               NET LOSS FOR THE YEAR ENDED APRIL 30, 1997           --            --          (8,314)          --           (8,314)
                                                             -----------   -----------   -----------    -----------    -----------
               BALANCE AS OF APRIL 30, 1997 ..............          --            --          (8,314)          --           (3,914)
 Sale of common stock, pursuant to
   private offering ......................................          --            --            --             --            2,523

 Sale of common stock, pursuant to
   private offering ......................................          --            --            --             --            6,185

 Issuance of common stock for outstanding
   shares of subsidiary ..................................          --            --            --             --            3,367

 Return and cancellation of preferred stock ..............         3,500          --            --             --             --
                NET LOSS FOR THE YEAR ENDED APRIL 30, 1998                                    (5,036)                       (5,036)
                                                             -----------   -----------   -----------    -----------    -----------
                BALANCE AS OF APRIL 30, 1998 .............         3,500          --         (13,350)          --            3,125

 Issuance of common stock for outstanding
  shares of subsidiary ...................................          --            --            --             --          749,300

 Sale of common stock, pursuant to private
  offering, net of $89,700 offering costs ................          --            --            --             --          578,350

 Sale of common stock, pursuant to private
  offering ...............................................          --            --            --             --          264,630

 Outstanding stock options, 350,000 ......................          --         239,750          --             --          239,750

 Conversion of debenture for common stock ................          --            --            --             --           60,000

 Comprehensive loss
       Net loss for the year ended April 30, 1999 ........          --            --      (3,439,866)          --       (3,439,866)
       Cumulative translation adjustment .................          --            --            --           (1,206)        (1,206)
                                                                                                                        -----------
 Comprehensive loss ......................................          --            --            --             --       (3,441,072)
                                                             -----------   -----------   -----------    -----------    -----------
               BALANCE AS OF APRIL 30, 1999 ..............         3,500       239,750    (3,453,216)        (1,206)    (1,545,917)

Sale of common stock, pursuant to private offering,
  net of $47,000 in offering costs (unaudited) ...........          --            --            --             --        3,514,500

 Stock issued for services valued at market price
  of stock (unaudited) ...................................          --            --            --             --        1,132,600

 Stock issued to employees  valued at market price
  of stock (unaudited) ...................................          --            --            --             --          232,200

 Stock issued to employees for accrued stock
  compensation (unaudited) ...............................          --            --            --             --          517,500

 Stock issued for payment of third party
  advances (unaudited) ...................................          --            --            --             --          107,500

 Comprehensive loss
       Net loss for the six months ended October
          31, 1999(unaudited) ............................          --            --      (3,102,148)          --       (3,102,148)
       Cumulative translation adjustment (unaudited) .....          --            --            --             --             --
                                                                                                                       -----------
 Comprehensive loss (unaudited) ..........................          --            --            --             --       (3,102,148)
                                                             -----------   -----------   -----------    -----------    -----------

               BALANCE AS OF OCTOBER 31, 1999 (Unaudited)    $     3,500   $   239,750   $(6,555,364)   $    (1,206)   $   856,235
                                                             ===========   ===========   ===========    ===========    ===========

          See accompanying notes to consolidated financial statements

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                                             July 14, 1995
                                            For the Years Ended   July 14, 1995    For the Six Months Ended   (Inception)
                                                 April 30,         (Inception)            October 31,           through
                                            -------------------     through          -------------------       October 31,
                                            1999          1998    April 30, 1999      1999          1998          1999
                                        ------------    ---------   ---------     ------------   ---------   -------------
                                                                                  (Unaudited)   (Unaudited)   (Unaudited)

OPERATING ACTIVITIES ................
NET LOSS ............................  $(3,439,866)  $    (5,036)  $(3,453,216)  $(3,102,148)  $(1,388,062)  $(6,555,364)
Transactions not requiring cash:
     Depreciation
     and amortization ...............       67,509          --          67,509        68,384        36,674       135,893
     Expenses paid by
     principal shareholder ..........      466,500          --         466,500          --            --         466,500
     Gain on forgiveness
     of debt, related party
     (Note B) .......................      (50,500)         --         (50,500)         --            --         (50,500)
     Loss on disposal of
     discontinued operations ........      977,300          --         977,300          --         977,300       977,300
     Write off of accounts
     receivable .....................        4,556          --           4,556          --            --           4,556
     Stock compensation
     expense ........................    1,000,025          --       1,000,025     1,364,800        81,525     2,364,825
Changes in current assets
     and current liabilities:
     Accounts receivable,
     inventory and prepaid
     expenses .......................        3,706          --           3,706       (10,177)       20,586        (6,471)
     Accounts payable and
     accrued expenses ...............       20,209         5,000        29,159        16,990       (34,250)       46,149
                                       -----------   -----------   -----------   -----------   -----------   -----------
       NET CASH (USED IN)
      OPERATING ACTIVITIES ..........     (950,560)          (36)     (954,960)   (1,662,151)     (506,227)   (2,617,111)
                                       -----------   -----------   -----------   -----------   -----------   -----------
INVESTING ACTIVITIES
     Proceeds from sale of
     equipment ......................       10,000          --          10,000          --            --          10,000
     Cash acquired with
     acquisition of
     Showstar/Nucom .................         --          20,815        20,815          --            --          20,815
     Purchases of property
     and equipment and
     domain name ....................      (53,300)         --         (53,300)     (856,826)      (36,481)     (910,126)
                                       -----------   -----------   -----------   -----------   -----------   -----------
       NET CASH (USED IN) PROVIDED BY
      INVESTING ACTIVITIES ..........      (43,300)       20,815       (22,485)     (856,826)      (36,481)     (879,311)
                                       -----------   -----------   -----------   -----------   -----------   -----------
FINANCING ACTIVITIES
     Proceeds from advances,
     related parties (Note B) .......       40,300          --          40,300          --              --        40,300
     Proceeds from advances
     (Note G) .......................      102,500          --         102,500          --              --       102,500
     Repayments of advances,
     related parties (Note B) .......       (5,000)         --          (5,000)         --          (5,000)       (5,000)
     Cash paid for stock
     offering costs .................         --            --            --         (47,000)         --         (47,000)
     Proceeds from issuance
     of preferred stock .............         --            --           3,500          --            --           3,500
     Proceeds from issuance
     of common stock ................      790,980         8,708       800,588     3,561,500       578,350     4,362,088
     Proceeds from issuance
     of convertible debenture .......       52,500          --          52,500          --            --          52,500
                                       -----------   -----------   -----------   -----------   -----------   -----------
       NET CASH PROVIDED BY
      FINANCING ACTIVITIES ..........      981,280         8,708       994,388     3,514,500       573,350     4,508,888
                                       -----------   -----------   -----------   -----------   -----------   -----------
CUMULATIVE TRANSLATION
ADJUSTMENT ..........................       (1,206)         --          (1,206)         --            --          (1,206)
      NET CHANGE  IN CASH ...........      (13,786)       29,487        15,737       995,523        30,642     1,011,260
Cash, beginning of period ...........       29,523            36          --          15,737            36          --
                                       -----------   -----------   -----------   -----------   -----------   -----------
      CASH,  END OF PERIOD ..........  $    15,737   $    29,523   $    15,737   $ 1,011,260   $    30,678   $ 1,011,260
                                       ===========   ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
     Cash paid for interest .........  $     5,000   $      --     $     5,000   $      --     $      --     $     5,000
                                       ===========   ===========   ===========   ===========   ===========   ===========
     Cash paid for income
     taxes ..........................  $      --     $      --     $      --     $      --     $      --     $      --
                                       ===========   ===========   ===========   ===========   ===========   ===========
NON-CASH INVESTING AND
FINANCING ACTIVITIES:
     3,367,000 shares of
     common stock issued
     for acquisition
       of subsidiary (Note D) .......  $      --     $     3,367   $     3,367   $      --     $      --     $     3,367
                                       ===========   ===========   ===========   ===========   ===========   ===========
     999,066 shares of
     common stock issued for
     acquisition
       of  subsidiary (Note D) ......  $   749,300   $      --     $   749,300   $      --     $      --     $   749,300
                                       ===========   ===========   ===========   ===========   ===========   ===========
     307,143 shares of common
     stock issued for payment
     of advances ....................  $      --     $      --     $      --     $   107,500   $      --     $   107,500
                                       ===========   ===========   ===========   ===========   ===========   ===========
     2,765,000 shares of common
     stock issued for compensation ..  $      --     $      --     $      --     $ 1,364,800   $      --     $ 1,364,800
                                       ===========   ===========   ===========   ===========   ===========   ===========
     1,050,000 shares of common
     stock issued for payment
     of accrued stock
     compensation ...................  $      --     $      --     $      --     $   517,500   $      --     $   517,500
                                       ===========   ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Showstar Online.com, Inc. (the "Company") was incorporated under the laws of Colorado as Cerotex Holdings, Inc. on July 14, 1995. On April 27, 1998 the Company changed its name to Showstar Entertainment Corporation and on June 25, 1999 changed its name to Showstar Online.com, Inc. The Company was formed to engage in the business of developing computer based real estate investment programs. However, since its inception, the Company has engaged solely in organizational activities, developing business segments related to the entertainment industry and internet website development and, the sale of its no par value preferred and common stock. The Company has been in the development stage since its inception.

On March 19, 1998, new shareholders gained control of the Company and effected an agreement, dated April 23, 1998, with the shareholders of Showstar Entertainment Corporation (formerly Nucom Productions, Inc. "Showstar/Nucom") whereby the Company would issue 3,367,000 shares of its no par value common stock in exchange for 77% of the issued and outstanding common stock of Showstar/Nucom. Showstar/Nucom was a development stage company in the entertainment industry focusing on the integration of entertainment bookings, merchandise and the creation of entertainment products. On August 28, 1998, the Company acquired the remaining 23% of the outstanding common stock of Showstar/Nucom. - See Note D.

NATURE OF BUSINESS - CONTINUING OPERATIONS

In May 1999, the Company began development of an Internet portal website catering to art and collectibles. The Company's planned operation is to provide a variety of entertainment and education products and services to those interested in art and collectibles. As of April 30, 1999 the Company was in the process of developing its Internet portal. No significant operations had commenced as of April 30, 1999, therefore, the Company has remained in the development stage.

NATURE OF BUSINESS - DISCONTINUED OPERATIONS

From April 23, 1998 to February 1999, the Company, through its wholly-owned subsidiary, Showstar/Nucom, commenced limited operations in both merchandising and concert event promotion. The operations of Showstar/Nucom were less than planned principal operations, therefore the activities were accounted for as though Showstar/Nucom was in the development stage.

                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

NATURE OF BUSINESS - DISCONTINUED OPERATIONS, CONTINUED

In December 1998, the Company adopted a plan to abandon the operations in both merchandising and concert events to focus on the development of e-commerce Internet portals, primarily directed at art collectors and investors. The Company abandoned the operations in February 1999 and sold all property and equipment used in the discontinued abandoned operations.

The Company recorded a loss on the disposal of the discontinued operations of $977,300. Where appropriate, the consolidated financial statements reflect the operating results of the discontinued operations separately from continuing operations. Operating results for the discontinued operations were:



                                                         April 30,
                                          --------------------------------------     Six months ended
                                                 1999                1998            October 31, 1999
                                          ------------------  ------------------  ----------------------
                                                                                       (Unaudited)

Operating revenue......................... $         265,416   $               -   $                   -

                                          ==================  ==================  ======================

Net loss from discontinued operations,
net of income taxes.....................   $       (230,293)   $               -   $            (40,995)
                                          ==================  ==================  ======================



The benefit for income taxes from operating losses generated from the discontinued operations resulted in a net deferred tax asset, which was fully allowed for in the deferred tax charge.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company is a development stage company with no revenue as of April 30, 1999, and has incurred losses of $(3,439,866), $(5,036) and $(6,555,364) for the years ended April 30, 1999 and 1998 and for the period July 14, 1995 (inception) through October 31, 1999 (unaudited), respectively. The Company has a lack of liquidity and a working capital deficiency at April 30, 1999. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

BASIS OF PRESENTATION, CONTINUED

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon the planned principal activities of its Internet portal producing sufficient cash flow to meet its obligations on a timely basis, successfully completing additional financing and ultimately to attain profitability. The Company plans to continue to finance its operations with a combination of debt financing, stock sales and, in the longer term, revenues from operations.

INTERIM FINANCIAL INFORMATION

The interim financial statements as of October 31, 1999 and the six months ended October 31, 1999 and 1998 are unaudited, and certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring items, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim period are not necessarily indicative of the results for an entire fiscal year.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE COMPANY

The Company is in the development stage in accordance with Statement of Financial Accounting Standard (SFAS) No. 7.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Showstar Online.com, Inc. and its wholly owned subsidiaries Showstar Entertainment Corporation, a Nevada company that has done business as Showstar Productions, Inc. and Showstar Online Canada, Inc. a Canadian registered company. Substantially all activity of Showstar Entertainment Corporation is shown in the accompanying consolidated financial statements as discontinued operations. Showstar Online Canada, Inc. had no significant operations or accounting transactions during the year ended April 30, 1999. All significant intercompany balances and transactions have been eliminated in consolidation.

                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
Accounts receivable at April 30, 1999 are for advances due to a former employee. All other receivables have been fully allowed for in the allowance for doubtful accounts of $9,615.

EQUIPMENT AND DEPRECIATION
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be three to five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

NET LOSS PER SHARE
In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" (SFAS 128). The Company adopted SFAS 128 for the two-year period ended April 30, 1999. Under SFAS 128, net loss per share-basic excludes dilution and is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Net loss per share-diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of April 30, 1999, there were 350,000 vested stock options outstanding and commitments to issue 1,725,000 common shares which were not included in the calculation net loss per share-diluted because they were antidilutive.

                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

INCOME TAXES
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes.

ACCOUNTING AND TAX YEAR-END
The Company changed its year-end for financial accounting reporting and income tax purposes from December 31 to April 30, commencing with the fiscal year beginning May 1, 1997 and ending April 30, 1998.

STOCK-BASED COMPENSATION
SFAS No. 123, "Accounting for Stock-Based Compensation" permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25 and, accordingly, has included pro forma disclosures under SFAS No. 123 in Note E.

FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, accounts receivable, prepaid expenses, accounts payable, accrued compensation, and other accrued liabilities approximate fair value due to the short-term maturity of the instruments.

                            SHOWSTAR ONLINE.COM, INC.
                            -------------------------
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

INTANGIBLE ASSETS
  Intangible assets consisted of goodwill associated with the acquisition of Showstar/Nucom. The principal activities of Showstar/Nucom was the concert event promotion and merchandising operations. Even though those operations had not fully commenced, the Company discontinued the operations in February 1999. Concurrent with the decision to discontinue the operations, the Company wrote off all unamortized goodwill totaling $854,338 to loss on disposal of discontinued operations. Remaining intangible assets consist of the cost to acquire the domain name Artstar.com and will be amortized over sixty months. Amortization expense for the year ended April 30, 1999 was $67,509.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of non-U.S. subsidiaries are translated to U.S. Dollars at end-of-period exchange rates. The effects of this translation for non-U.S. subsidiaries are reported in other comprehensive income (loss). Remeasurement of assets and liabilities of non-U.S. subsidiaries that use a currency other than the U.S. dollar as their functional currency are included in income as transaction gains and losses. Income statement elements of all non-U.S. subsidiaries are translated to U.S. Dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses. The functional currency of the Company's foreign subsidiary is the local currency, the Canadian dollar.

NEW ACCOUNTING PRONOUNCEMENTS
The Company has adopted the following new accounting pronouncements for the year ended April 30, 1999. There was no effect on the financial statements presented from the adoption of the new pronouncements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE A: ORGANIZATION, BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

NEW ACCOUNTING PRONOUNCEMENTS, CONTINUED

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives on a balance sheet, measured at fair value.

Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires that entities capitalize certain internal-use software costs once certain criteria are met.

SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides, among other things, guidance on the reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

The Company will continue to review these new accounting pronouncements over time to determine if any additional disclosures are necessary based on evolving circumstances.

NOTE B:  RELATED PARTY TRANSACTIONS

During the year ended April 30, 1997, an officer advanced the Company $3,950, of which was unpaid at April 30, 1997. During the year ended April 30, 1998 the advances were repaid by the Company's subsidiary.

Amounts recorded at April 30, 1999 as due to related party totaling $557,384 are unpaid amounts for the following:

During the year ended April 30, 1998, the Company's subsidiary received $15,500 from an affiliate for working capital advances. Also during the year April ended April 30, 1998 the Company received $12,000 from a former officer and director of the Company, of which the Company repaid $5,000 during the year ended April 30, 1999 and the affiliate forgave the $15,500 received for working capital advances. Amounts accrued and unpaid totaling $7,000 are included in due to related parties.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE B:  RELATED PARTY TRANSACTIONS, CONTINUED

The Company's subsidiary, Showstar/Nucom entered into a management contract with a former officer and director of the Company, whereby the subsidiary would pay the former officer $5,000 per month, each commencing January 1, 1997, subsequently amended to June 1, 1997 and terminating in five years. The board of directors and the former officer mutually terminated the agreement effective August 26, 1998. The former officer forgave $35,000, related to the contract, due from the Company.

Showstar/Nucom entered into a management contract with an officer and director of the Company, whereby the subsidiary would pay the officer $5,000 per month, each commencing January 1, 1997, subsequently amended to June 1, 1997 and terminating in five years. The board of directors and the officer mutually terminated the agreement effective August 26, 1998, at which time the Company owed the officer $30,000 for services rendered pursuant to the management contract. The officer also advanced the Company $5,500 for working capital during the year ended April 30, 1999. Amounts accrued and unpaid totaling $35,500 are included in due to related parties.

During the year ended April 30, 1999 an officer advanced the Company $40,300 for working capital. An entity controlled by the officer provided meals on behalf of the Company totaling $8,084. $48,384 is included in current liabilities as due to related parties.

During the year ended April 30, 1999, three shareholders transferred, from their own portfolios, 1,515,000 shares of the Company's common stock to third parties who performed certain consulting and promotional services. The Company has recognized $466,500 of expense, based on the fair value of the Common Stock and a corresponding liability to the shareholders. At April 30, 1999, $466,500 is included in indebtedness to related parties in the accompanying consolidated financial statements.

The Company engaged an entity controlled by a director of the Company to assist with public and investor relations and to assist the Company in its fund raising. The Company paid the entity $107,067 for public and investor relations fees which is included in the financial statements as investor relations, related party. The Company also issued the entity 119,600 common shares valued at $89,700 as payment for assisting the Company in its private stock offering during the year ended April 30, 1999. The $89,700 has been deducted from the proceeds of the offering as offering costs.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE C:  PROPERTY AND EQUIPMENT

Furniture and equipment consisted of the following:

                                         April 30, 1999       October 31, 1999
                                       -------------------   ------------------
                                                                   (Unaudited)
Office equipment and furniture.....      $   1,668              $    78,120
Computer equipment.................          9,014                  380,294
Software...........................          1,302                  410,396
                                        --------------         ----------------
                                            11,984                  868,810
Less accumulated depreciation......            (93)                 (67,917)
                                       ----------------    --------------------
                                          $  11,891              $   800,893
                                       ================    =====================

Depreciation expense for the years ended April 30, 1999 and 1998 and for the period July 14, 1995 (inception) through October 31, 1999 (unaudited) totaled $93, $0, and $67,917, respectively.

NOTE D:  ACQUISITION OF SUBSIDIARY

On April 23, 1998 the Company entered into an agreement with the shareholders of Showstar/Nucom to purchase approximately 77% of the outstanding common stock of Showstar/Nucom (3,367,000 shares) in exchange for 3,367,000 newly issued shares of the Company. The transaction closed May 14, 1998 and was recorded as though it occurred on April 30, 1998. It was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations". At April 30, 1998, the fair value of the net assets of Showstar/Nucom approximated the book value of ($111,562), of which 77 percent totaled ($85,903). There was substantially no activity recorded in the accounting records of Nucom during the period April 23, 1998 through April 30, 1998.

The board of directors of the Company valued the 3,367,000 shares at $.001 per share for a total fair value of $3,367. At the time of the valuation the Company's stock was not trading and did not have a market value. The excess of the purchase price over the fair value of net assets received totaled $89,270 and has been recorded as goodwill on the consolidated financial statements of the Company. The goodwill was amortized on a straight-line basis over sixty months.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE D:  ACQUISITION OF SUBSIDIARY, CONTINUED

On August 28, 1998, the Company purchased the remaining 23% outstanding common shares of Showstar/Nucom in exchange for 999,066 shares of the Company's common stock. The transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations". The total purchase price of $749,300 was based on the market value of the Company's common stock which was considered to be $.75 per share as during the period of the acquisition the Company was in the midst of an offering of its shares for $.75. The excess of the purchase price over the fair value of net assets received totaled $832,469 and has been recorded as goodwill on the consolidated financial statements of the Company. On August 28, 1998 the fair value of the minority interest in Showstar/Nucom's net assets was ($83,169). The goodwill was amortized on a straight-line basis over sixty months.

During February 1999 the Company discontinued the operations of Showstar/Nucom and wrote of the remaining unamortized goodwill of $854,338. See Note A.

NOTE E:  STOCK BASED COMPENSATION

On October 19, 1998 the Company entered into a consulting agreement with an unrelated third party to provide investor communications services to the Company. Upon signing the agreement, the Company agreed to issue the consultant 75,000 shares of the Company's common stock. The market price of the stock as of October 19, 1998 was $.437, therefore the Company has recorded stock compensation of $32,775. The Company also granted the consultant 150,000 options that were fully vested as of October 19, 1998. The options are exercisable at $.75 and expire on October 15, 2001. The Company determined the fair value of the options in accordance with SFAS 123 to be $.325 and have accordingly recorded compensation expense of $48,750.

On March 15, 1999, pursuant to an employment agreement, the Company issued 200,000 shares of the Company's common stock to its Vice President of Internet Marketing. The Company has recorded stock compensation expense of $70,000 based on the $.35 market price of the Company's free-trading common stock as of the date of the grant. The shares were issued as a signing bonus. Further the Company granted the officer options to purchase 800,000 shares of the Company's common stock for $.50 per share. The options begin vesting on April 11, 2001 and expire on April 11, 2009. In accordance with APB 25, the Company did not recognize any compensation expense in connection with the granting of the options.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE E:  STOCK BASED COMPENSATION, CONTINUED

On March 25, 1999 the Company entered into a consulting agreement with an unrelated third party to provide financial public relations services to the Company. Upon signing the agreement, the Company agreed to issue the consultant 350,000 shares of the Company's common stock. The market price of the stock as of March 25, 1999 was $.35, therefore the Company has recorded stock compensation of $122,500.

On March 24, 1999 the Company entered into a consulting agreement with an unrelated third party to provide marketing, sales and public relations services to the Company. Upon signing the agreement, the Company agreed to issue the consultant 100,000 shares of the Company's common stock. The market price of the stock as of March 24, 1999 was $.35, therefore the Company has recorded stock compensation of $35,000. The Company also granted the consultant 200,000 options that were fully vested as of March 24, 1999. The options are exercisable at 100,000 for $1.25 and 100,000 for $2.00 and expire on March 24, 2004. The
Company determined the fair value of the options in accordance with SFAS 123 to be $.69 and $1.22, respectively and have accordingly recorded compensation expense of $191,000.

On April 14, 1999 the Company entered into agreements with two officers of the Company for the officers to provide art expertise with respect to the Company's new division Artstar.com. Each officer was granted 500,000 shares as of April 14, 1999 when the Company's market price for its common stock was $.50. In accordance with APB 25, the Company recorded compensation expense of $500,000. Further the Company granted each of the officers options to purchase 250,000 shares of the Company's common stock for $1.00 per share. The options begin vesting on October 14, 1999 and expire on April 14, 2009. In accordance with APB 25, the Company did not recognize any compensation expense in connection with the granting of the options.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE E:  STOCK BASED COMPENSATION, CONTINUED

STOCK BASED COMPENSATION FOR THE SIX MONTHS ENDED OCTOBER 31, 1999 (UNAUDITED)

NON-EMPLOYEES

On June 4, 1999 the Company issued 400,000 shares of its common stock to two individuals as payment for financial services rendered to the Company. The transaction was valued at $.67 per share which was the market price on that date. $268,000 was recorded as stock based compensation.

On June 24, 1999 the Company issued 20,000 shares of its common stock to an individual as payment for consulting services rendered to the Company. The transaction was valued at $.50 per share which was the market price on that date. $10,000 was recorded as stock based compensation.

On July 20, 1999 the Company issued 200,000 shares of its common stock to an entity as payment for investor relations services rendered to the Company. The transaction was valued at $.62 per share which was the market price on that date. $124,000 was recorded as stock based compensation.

On August 19, 1999 the Company issued 1,715,000 shares of its common stock to various entities as payment for investor relations, financial consulting and computer services rendered to the Company. The transactions were valued at $.25 to $.68 per share which was the market price on the date that the services were rendered which were from June 1999 to August 1999. $730,600 was recorded as stock based compensation.

EMPLOYEES

On July 20, 1999 the Company issued 430,000 shares of its common stock to various employees. The transactions were valued at $.54 per share, which was the market price on that date. $232,200 was recorded as stock based compensation.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE E:  STOCK BASED COMPENSATION, CONTINUED

SUMMARY

A summary of the status of the Company's stock option awards as of April 30, 1999, and the changes during the year ended April 30, 1999 is presented below:

                        Fixed Options                                   Number
                        ------------------------------------------------------
                       Outstanding at April 30, 1998..........            -
                       Granted................................    1,650,000
                       Exercised..............................            -
                       Canceled...............................            -
                                                               -----------------
                       Outstanding at April 30, 1999..........    1,650,000
                                                               =================

The weighted average exercise price per share for the fully-vested 350,000 outstanding options at April 30, 1999 was $1.25. The weighted average exercise price per share for the non-vested 1,300,000 outstanding options at April 30, 1999 was $.69. No pro forma information is presented for the non-vested options at April 30, 1999, as the expense would be charged to future periods as the options vest.

SFAS 123

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting form Stock-Based Compensation". SFAS 123 encourages the use of a fair value based method of accounting for compensation expense associated with stock option awards and similar plans. SFAS 123 permits the continued use of the intrinsic value based method prescribed by APB 25, but requires additional disclosures, including pro forma calculations of net earnings and earnings per share, as if the fair value method of accounting prescribed by SFAS 123 had been applied for the applicable periods.

The fair value of each option granted has been estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5.63 percent, expected volatility of 60 percent, expected life of two to five years, and no expected dividends. During the year ended April 30, 1999, the weighted-average exercise price and fair values of options granted were $1.25 and $.685, respectively on the date of grant for options granted with an exercise price greater than the market price of the stock. There were no options granted with exercise prices that equaled or were less than the market price of the underlying stock on date of grant.

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE E:  STOCK BASED COMPENSATION, CONTINUED

Had compensation expense been determined based on the fair value at the grant date, and charged to expense over vesting periods, consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have equaled the pro forma amounts indicated below:

                                                           Amount
                                                      ------------------
  As reported:
    Net loss......................................        $(3,439,866)
    Net loss per share - basic and diluted.......            $  (0.22)
 Pro Forma:
    Net loss......................................        $(3,439,866)
    Net loss per share - basic and diluted........           $  (0.22)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable single measure of the fair value of its stock-based awards.

NOTE F:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate at April 30, follows:

                                                           1999          1998
                                                       ------------ -----------
U.S. statutory federal rate.......................          34.00%        15.00%
State income tax, net of federal benefit..........           3.30%         4.25%
Net operating loss for which no tax benefit
  is currently benefit............................         -37.30%       -19.25%
                                                       ------------ ------------
                                                             0.00%         0.00%
                                                      ============ =============

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE F:  INCOME TAXES, CONTINUED

Income taxes from operations for the years ended April 30, 1999 and 1998, consisted of the following components: (1) current tax benefit resulting from the net loss before income taxes, and (2) deferred tax expense resulting from the valuation allowance recorded against the deferred tax asset (which is substantially comprised of net operating losses). The change in the valuation allowance from April 30, 1998 to April 30, 1999 was $1,282,101. Net operating loss carryforwards will expire in 2019.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

NOTE G:  ADVANCES PAYABLE

On April 15, 1998, the Company received $100,000 as a non-interest bearing, working capital advance from an unaffiliated individual. As of April 30, 1999 the advance was not repaid and the Company accrued $8,000 in interest. The advance is due upon demand.

During the year ended April 30, 1999 the Company received working capital advances from an unrelated third party totaling $100,000. The Company accrued interest on the advances of $12,500. Prior to April 30, 1999 the Company repaid $5,000, leaving an unpaid balance of $7,500 for interest and the $100,000 principal balance. Subsequent to April 30, 1999 the Company satisfied the unpaid principal and accrued interest by issuing 307,143 shares of the Company's common stock to the individual. The number of shares was based on the $.35 market price of the common stock on the date the Company converted the advances to equity. The Company also received $2,500 in working capital advances from an individual. The amount was unpaid as of April 30, 1999.

During the year ended April 30, 1999 the Company issued a $60,000 convertible debenture to an unrelated third party. Total cash proceeds from the debenture was $52,500, with the $7,500 difference being recorded as interest expense. The Company converted the debenture to 324,706 shares of the Company's common stock..

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE H:  PRIVATE STOCK SALES

On March 31, 1998 the Company sold 2,523,000 shares of its restricted common stock at $.001 per share for total proceeds of $2,523.

On April 1, 1998, pursuant to an exemption under Rule 504, Regulation D of the Securities and Exchange Act of 1933, the Company sold 6,185,000 of its restricted common stock at $.001 per share for total proceeds of $6,185.

From May 15, 1998 to July 23, 1998, pursuant to an exemption under Rule 504, Regulation D of the Securities and Exchange Act of 1933, the Company sold 771,133 common shares at $.75 per share for total proceeds of $578,350. The Company also issued 119,600 shares of common stock to a related party for offering costs valued at $89,700.

From January to March 1999, the Company sold 2,682,120 common shares for total proceeds of $264,630.

FOR THE SIX MONTHS ENDED OCTOBER 31, 1999 (UNAUDITED)

During the six months ended October 31, 1999 the Company sold 6,422,324 shares of its common stock for total cash proceeds of $3,561,500.

NOTE I:  COMMITMENTS

LEASES

The Company conducts its administrative and technical operations from leased premises located in Richmond, British Columbia under a non-cancelable lease expiring in April 2004. The lease provides for a five year lease term, minimum annual lease payments and operating expense escalations. Minimum annual lease payments for each of the succeeding five years ending April 30 are as follows:

                           2000..............$28,900
                           2001..............$28,900
                           2002..............$28,900
                           2003..............$28,900
                           2004..............$28,900

                            SHOWSTAR ONLINE.COM, INC.
                  (FORMERLY SHOWSTAR ENTERTAINMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

NOTE J:  SUBSEQUENT EVENTS

On May 26, 1999 the Company entered into an employment agreement with John Punzo the Company's President, Chief Executive Officer and Chairman of the Board. The agreement is effective as of May 26, 1999 and expires on December 31, 2004, with one-year automatic renewal privileges. The Company agreed to pay Mr. Punzo a base salary of $12,500 per month and a cash bonus based on 5% of pretax profits. The Company granted Mr. Punzo a 1,000,000 restricted stock bonus which vests at the rate of 100,000 shares at the end of each successive three-month period during the term of the agreement with the result that all 1,000,000 grant shares will vest after thirty months from the date of the agreement. In the event of termination, all unvested grant shares will vest immediately. The Company also granted Mr. Punzo options to purchase 1,000,000 shares of the Company's common stock exercisable at $.50 per share. The options vest at the rate of 100,000 shares at the end of each successive three-month period during the term of the agreement with the result that all 1,000,000 grant shares will vest after thirty months from the date of the agreement.

NOTE K: YEAR 2000 COMPLIANCE

The Year 2000 issue ("Y2K") is the result of computer programs written using two digits rather than four to define the applicable year. Any of the Company's computer and telecommunications programs that have date sensitive software may recognize a date using "00" as the year 1900 instead of 2000. This could result in system failure or miscalculations causing disruptions in operations, including the ability to process transactions, send invoices, or engage in similar normal business activities. The Company has assessed its current computer systems and has determined, based on the opinions of its software and hardware vendors, the overall systems to be Y2K compliant. However, there is no certainty that the Company will not experience Y2K issues.

The Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse affect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.

SHOWSTAR ONLINE.COM,  INC.

FORM 20-F

INDEX TO EXHIBITS

Exhibit No.  Description                                         Page
                                                                 Number
Charter and Bylaws

2.01         Articles of Incorporation
             Cerotex Holdings, Inc.

2.02         Articles of Amendment
             (Cerotex Holdings, Inc.)

2.03         Articles of Amendment
             (Showstar Entertainment Corporation)

2.04         Bylaws of Showstar Online.com

Material Contracts

6.01         Content Licensing Agreement - National
             Register Publishing, a division of Reed
             Elsevier Inc.

6.02         Supplier Agreement - Lieberman's Gallery LLP

6.03         Proposed Joint Venture Agreement (China)

6.04         Employment Agreement - John Punzo

6.05         Employment Agreement - Kenneth Jay Linsner

6.06         Employment Agreement - Abraham Joel

6.07         Employment Agreement - Connie Vick

6.08         Employment Agreement - John Barson

6.09         Employment Agreement - David Udow

27           Financial Data Schedule